Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The terms “TotalEnergies”, “TotalEnergies company” and “Company” in this exhibit are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE.

The financial and extra-financial information on pages 1-24 of this exhibit relating to TotalEnergies with respect to the second quarter of 2026 and six months ended June 30, 2026 has been derived from TotalEnergies’ unaudited consolidated balance sheets as of June 30, 2026, unaudited statements of income, comprehensive income, cash flow and business segment information for the second quarter of 2026 and six months ended June 30, 2026 and unaudited consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2026 on pages 26 et seq. of this exhibit.

The following discussion should be read in conjunction with the aforementioned financial statements and with the information, including TotalEnergies’ audited consolidated financial statements and related notes, provided in TotalEnergies’ Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”) on March 27, 2026.

A.	KEY FIGURES

		2Q26					1H26
2Q26	1Q26	vs	2Q25	In millions of dollars,	1H26	1H25	vs
		1Q26		except earnings per share and number of shares			1H25
61,771	54,163	+14%	49,627	Sales	115,934	101,881	+14%
5,438	5,810	-6%	2,687	Net income (TotalEnergies share)	11,248	6,538	+72%
13,179	12,552	+5%	9,690	Adjusted EBITDA (1)	25,731	20,194	+27%
6,871	6,300	+9%	4,390	Adjusted net operating income (2) from business segments	13,171	9,182	+43%
3,231	2,576	+25%	1,974	Exploration & Production	5,807	4,425	+31%
807	1,318	-39%	1,041	Integrated LNG	2,125	2,335	-9%
533	545	-2%	574	Integrated Power	1,078	1,080	-
1,800	1,599	+13%	389	Refining & Chemicals	3,399	690	x4.9
500	262	+91%	412	Marketing & Services	762	652	+17%
6,027	5,394	+12%	3,578	Adjusted net income (1) (TotalEnergies share)	11,421	7,770	+47%
2.41	2.64	-	1.17	Fully-diluted earnings per shares ($)	5.06	2.85	-
2,216	2,164	+2%	2,224	Fully-diluted weighted-average shares (millions)	2,187	2,236	-2%
3,276	4,312	-24%	6,689	Cash flow used in investing activities	7,588	11,494	-34%
4,694	4,650	+1%	4,819	Organic investments (1)	9,344	9,320	-
(1,247)	(172)	ns	1,813	Acquisitions net of assets sales(1)	(1,419)	2,233	ns
3,447	4,478	-23%	6,632	Net investments (1)	7,925	11,553	-31%
10,858	3,361	x3.2	5,960	Cash flow from operating activities	14,219	8,523	+67%
9,804	8,576	+14%	6,618	Cash flow from operations excluding working capital (CFFO) (1)	18,380	13,610	+35%
10,188	8,979	+13%	6,943	Debt Adjusted Cash Flow (DACF) (1)	19,167	14,220	+35%
Gearing(1) of 13.1% at June 30, 2026 vs. 15.5% at March 31, 2026 and 17.9% at June 30, 2025.
(1)	Adjusted EBITDA, adjusted net income, organic investments, acquisitions net of assets sales, net investments, cash flow from operations excluding working capital (CFFO), debt adjusted cash flow (DACF) and gearing are non-GAAP financial measures. Refer to the Glossary on page 25 for the definitions and further information on non-GAAP measures (alternative performance measures) and to pages 16 and following for reconciliation tables.
(2)	Detail of adjustment items shown in the business segment information starting on page 40.

Key figures of environment, greenhouse gas emissions (GHG) and production

Environment – liquids and gas price realizations, refining margins

		2Q26					1H26
2Q26	1Q26	vs	2Q25		1H26	1H25	vs
		1Q26					1H25
103.8	81.1	+28%	67.9	Brent ($/b)	92.3	71.9	+28%
2.9	3.5	-17%	3.5	Henry Hub ($/Mbtu)	3.2	3.7	-14%
15.6	13.7	+14%	11.9	TTF ($/Mbtu)(1)	14.7	13.2	+11%
17.5	14.1	+24%	12.2	JKM ($/Mbtu)(2)	15.8	13.1	+20%
91.6	73.7	+24%	65.6	Average price of liquids (3), (4) ($/b) Consolidated subsidiaries	82.2	68.7	+20%
5.55	5.59	-1%	5.63	Average price of gas (3), (5) ($/Mbtu) Consolidated subsidiaries	5.57	6.13	-9%
10.20	8.48	+20%	9.10	Average price of LNG (3), (6) ($/Mbtu) Consolidated subsidiaries and equity affiliates	9.29	9.55	-3%
13.5	11.4	+19%	4.7	European Refining Margin (ERM) (3), (7) ($/t)	12.4	4.3	x2.9
(1)	TTF (Title Transfer Facility) is a virtual trading point in the Netherlands for transferring rights in respect of physical gas. It is the most liquid and widely used price benchmark for the natural gas markets in Europe. TTF is operated by Gasunie Transport Services (GTS), the owner and operator of the national transmission network in the Netherlands. It is traded in €/MWh.
(2)	JKM (Japan-Korea Marker) measures the prices of spot liquid natural gas (LNG) trades in Asia. It is based on prices reported in spot market trades and/or bids and offers collected after the close of the Asian trading day at 16:30 Singapore time.
(3)	Does not include oil, gas and LNG trading activities, respectively.
(4)	Sales in $ / Sales in volume for consolidated affiliates.
(5)	Sales in $ / Sales in volume for consolidated affiliates.
(6)	Sales in $ / Sales in volume for consolidated and equity affiliates.
(7)	This market indicator for European refining, calculated based on public market prices ($/b), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies.

Greenhouse gas emissions (GHG)(1)

2Q26	1Q26	2Q26 vs 1Q26	2Q25	Scope 1+2 emissions (2) (MtCO2e)	1H26	1H25	1H26 vs 1H25
7.3	7.9	-8%	8.0	Scope 1+2 from operated perimeter(3)	15.1	16.4	-8%
6.4	6.9	-7%	7.1	of which Oil & Gas	13.2	14.3	-8%
0.9	1.0	-10%	0.9	of which CCGT	1.9	2.1	-10%
10.2	10.4	-2%	10.6	Scope 1+2 - ESRS perimeter (3)	20.6	21.7	-5%

Estimated quarterly emissions.

(1)	The seven greenhouse gases in the Kyoto protocol, namely CO2, CH4, N2O, HFCs, PFCs, SF6 and NF3, with their respective 100-year time horizon GWP (Global Warming Potential) as described in the most recent IPCC report. HFCs, PFCs, SF6 and NF3 are virtually absent from the Company’s emissions and are not accounted for by the Company.
(2)	Scope 1+2 GHG emissions are defined as the sum of direct emissions of GHG from sites or activities that are included in the scope of reporting for climate change-related indicators and indirect emissions resulting from the production of electricity, steam, heat or cooling, purchased or acquired, and consumed by the sites or activities included in the scope of reporting for climate change-related indicators, net from potential energy sales, excluding purchased industrial gases (H2). If not stated otherwise, TotalEnergies reports Scope 2 GHG emissions according to the market-based method defined by the GHG Protocol.
(3)	Refer to the Glossary on page 25 for the definitions and further information on non-GAAP measures (alternative performance measures) and to pages 16 and following for reconciliation tables.

2Q26	1Q26	2Q26 vs 1Q26	2Q25	Methane emissions (ktCH4)	1H26	1H25	1H26 vs 1H25
4	4	-	6	Methane emissions from operated perimeter (1)	8	11	-27%

Estimated quarterly emissions.

(1)	Refer to the Glossary on page 25 for the definitions and further information on non-GAAP measures (alternative performance measures) and to pages 16 and following for reconciliation tables.

First half of 2026 Scope 3(1) Category 11 emissions are estimated at 163 Mt CO2e.

1 If not stated otherwise, TotalEnergies reports Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the direct use phase emissions of sold products over their expected lifetime (i.e., the scope 1 and scope 2 emissions of end users that occur from the combustion of fuels) in accordance with the definition of the GHG Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard Supplement. The Company follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. In order to avoid double counting, this methodology accounts for the largest volume in the oil and gas value chains, i.e. the higher of the two production volumes or sales for end use. The highest point for each value chain for the year 2026 will be determined with regard to the achievement over the whole year, with TotalEnergies providing estimates as the quarters progress. A stoichiometric emission factor (oxidation of molecules to carbon dioxide) is applied to these sales or production to obtain an emission volume. In accordance with the Technical Guidance for Calculating Scope 3 Emissions Supplement to the Corporate Value Chain (Scope 3) Accounting and Reporting Standard which defines end users as both consumers and business customers that use final products, and with IPIECA’s Estimating petroleum industry value chain (Scope 3) greenhouse gas emissions guidelines, under which reporting of emissions from fuel purchased for resale to non-end users (e.g. traded) is optional, TotalEnergies does not report emissions associated with trading activities.

Production*

		2Q26					1H26
2Q26	1Q26	vs	2Q25	Hydrocarbon production	1H26	1H25	vs
		1Q26					1H25
2,395	2,553	-6%	2,503	Hydrocarbon production (kboe/d)	2,474	2,531	-2%
1,298	1,326	-2%	1,343	Oil (including bitumen) (kb/d)	1,312	1,349	-3%
1,097	1,227	-11%	1,160	Gas (including condensates and associated NGL) (kboe/d)	1,162	1,182	-2%
2,395	2,553	-6%	2,503	Hydrocarbon production (kboe/d)	2,474	2,531	-2%
1,410	1,481	-5%	1,506	Liquids (kb/d)	1,445	1,511	-4%
5,330	5,799	-8%	5,395	Gas (Mcf/d)	5,563	5,524	+1%
*	Company production = Exploration & Production production + Integrated LNG production.

Hydrocarbon production was 2,395 thousand barrels of oil equivalent per day in the second quarter of 2026, down 4% year‑on‑year, due to the following:

●	+4% from project start‑up and ramp‑up of projects, including Mero‑3, Mero‑4 and Lapa SW in Brazil, Anchor and Ballymore in the United States, Begonia and Clov Phase 3 in Angola and Mabruk in Libya,
●	+3% due to improved plant availability,
●	-1% due to pricing effect,
●	-2% due to the natural decline of fields,
●	-8% due to the impact of the conflict in the Middle East.

Excluding the impact of the conflict in the Middle East, production was up more than 4% year-on-year, driven by the ramp-up and start-up of new projects and improved facility availability.

B.ANALYSIS OF BUSINESS SEGMENT RESULTS

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of TotalEnergies, namely the Executive Committee.

Management presents adjusted financial indicators to assist investors in better understanding, in conjunction with the Company’s financial results presented in accordance with IFRS, the economic performance of the Company. Adjustment items are of three types: inventory valuation effect, effect of changes in fair value, and special items.

The inventory valuation effect: in accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and the replacement cost methods.

Effect of changes in fair value: the effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices. TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect. Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

Special items: due to their unusual nature or particular significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur in following years.

TotalEnergies measures performance at the segment level on the basis of adjusted net operating income. Adjusted net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than mineral interest, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from nonconsolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above, excluding the effect of the adjustments described below.

The income and expenses not included in net operating income adjusted that are included in net income TotalEnergies share are interest expenses related to net financial debt, after applicable income taxes (net cost of net debt), non-controlling interests, and the adjusted items.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices for transactions between business segments approximate market prices.

The reporting structure for the business segments’ financial information is based on the following five business segments:

-	An Exploration & Production segment that encompasses the activities of exploration and production of oil and natural gas, as well as carbon storage activities, conducted in about 50 countries;
-

An Integrated LNG segment covering the integrated gas chain (including upstream and midstream LNG activities), biogas and synthetic methane activities, gas trading, as well as, from January 1, 2026, the LNG bunkering activity previously reported within the Marketing & Services segment;

-	An Integrated Power segment covering generation, storage, electricity trading and B2B-B2C distribution of gas and electricity;
-

A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil supply, trading and marine shipping, as well as hydrogen activities;

-	A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products.

In addition, the Corporate segment includes holdings operating and financial activities.

B.1 Exploration & Production

1. Production

		2Q26					1H26
2Q26	1Q26	vs	2Q25	Hydrocarbon production	1H26	1H25	vs
		1Q26					1H25
1,845	1,948	-5%	1,956	EP (kboe/d)	1,896	1,966	-4%
1,342	1,408	-5%	1,437	Liquids (kb/d)	1,375	1,440	-4%
2,668	2,863	-7%	2,767	Gas (Mcf/d)	2,765	2,807	-1%

2. Results

		2Q26					1H26
2Q26	1Q26	vs	2Q25	In millions of dollars, except effective tax rate	1H26	1H25	vs
		1Q26					1H25
3,231	2,576	+25%	1,974	Adjusted net operating income (1)	5,807	4,425	+31%
137	139	-1%	176	including adjusted income from equity affiliates	276	326	-15%
45.4%	49.5%	-	50.1%	Effective tax rate (2)	47.3%	49.7%	-
1,822	2,398	-24%	3,106	Cash flow used in investing activities	4,220	5,795	-27%
2,231	2,724	-18%	3,053	Organic investments	4,955	5,737	-14%
(348)	(227)	ns	162	Acquisitions net of assets sales	(575)	278	ns
1,883	2,497	-25%	3,215	Net investments	4,380	6,015	-27%
5,546	2,969	+87%	3,675	Cash flow from operating activities	8,515	6,941	+23%
5,777	4,564	+27%	3,760	Cash flow from operations excluding working capital (CFFO)	10,341	8,051	+28%
(1)	Detail of adjustment items shown in the business segment information starting on page 40.
(2)

Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

In the second quarter of 2026, Exploration & Production:

●	adjusted net operating income was $3,231 million, up 25% in the quarter, reflecting in particular the increase in the average selling price of liquids (+$17.9/b compared to the first quarter of 2026, vs 22.7 $/b for Brent, reflecting a larger off-take schedule at the end of the quarter in a bearish oil market) affected by the effects of accounting for production not lifted,
●	cash flow from operating activities was $5,546 million, up 87% in the quarter, and
●	cash flow from operations excluding working capital (CFFO) was $5,777 million, up 27% in the quarter, for the same reasons stated above.

B.2 Integrated LNG

1.Production

		2Q26					1H26
2Q26	1Q26	vs	2Q25	Hydrocarbon production for LNG	1H26	1H25	vs
		1Q26					1H25
550	605	-9%	547	Integrated LNG (kboe/d)	578	565	+2%
68	73	-8%	69	Liquids (kb/d)	70	71	-1%
2,662	2,936	-9%	2,628	Gas (Mcf/d)	2,798	2,717	+3%

		2Q26					1H26
2Q26	1Q26	vs	2Q25	Liquefied Natural Gas in Mt	1H26	1H25	vs
		1Q26					1H25
10.7	12.4	-13%	10.6	Overall LNG sales	23.1	21.2	+9%
3.9	4.1	-6%	3.9	Incl. Sales from equity production*	8.0	7.9	+1%
9.8	10.9	-10%	9.4	Incl. Sales by TotalEnergies from equity production and third party purchases	20.7	18.8	+10%
*	The Company’s equity production may be sold by TotalEnergies or by the joint ventures.

Hydrocarbon production for LNG decreased by 9% quarter-to-quarter, mainly due to shut-in production in Qatar related to the Middle East conflict.

2. Results

		2Q26					1H26
2Q26	1Q26	vs	2Q25	In millions of dollars, except average price of LNG	1H26	1H25	vs
		1Q26					1H25
10.20	8.48	+20%	9.10	Average price of LNG ($/Mbtu)(1) Consolidated subsidiaries and equity affiliates	9.29	9.55	-3%
807	1,318	-39%	1,041	Adjusted net operating income(2)	2,125	2,335	-9%
705	431	+64%	513	including adjusted income from equity affiliates	1,136	1,048	+8%
910	498	+83%	852	Cash flow used in investing activities	1,408	1,744	-19%
908	410	x2.2	743	Organic investments	1,318	1,495	-12%
4	92	-96%	110	Acquisitions net of assets sales	96	250	-62%
912	502	+82%	853	Net investments	1,414	1,745	-19%
2,137	(1,120)	ns	539	Cash flow from operating activities	1,017	2,282	-55%
833	1,785	-53%	1,159	Cash flow from operations excluding working capital (CFFO)	2,618	2,408	+9%
(1)	Sales in $ / Sales in volume for consolidated and equity affiliates. Does not include LNG trading activities.
(2)	Detail of adjustment items shown in the business segment information starting on page 40.

In the second quarter of 2026, Integrated LNG:

●	adjusted net operating income was $807 million significantly lower quarter-on-quarter, impacted by the underperformance of gas trading activities in an overall flat, and even bearish, European market, whereas the segment outperformed in the first quarter,
●	cash flow from operating activities was $2,137 million, and
●	cash flow from operations excluding working capital (CFFO) was $833 million, for the same reasons stated above.

B.3 Integrated Power

1. Productions, capacities, clients and sales

		2Q26					1H26
2Q26	1Q26	vs	2Q25	Integrated Power	1H26	1H25	vs
		1Q26					1H25
14.8	11.7	+26%	11.6	Net power production (TWh) (1)	26.4	22.9	+16%
9.6	8.2	+18%	8.4	o/w power production from renewables	17.8	15.2	+17%
5.2	3.5	+47%	3.2	o/w power production from gas flexible capacities	8.7	7.7	+12%
33.4	26.8	+24%	24.0	Portfolio of power generation net installed capacity (GW) (2)	33.4	24.0	+39%
21.1	19.8	+7%	17.4	o/w renewables	21.1	17.4	+21%
12.2	7.0	+74%	6.5	o/w power production from gas flexible capacities	12.2	6.5	+88%
105.8	109.7	-4%	104.1	Portfolio of renewable power generation gross capacity (GW) (2), (3)	105.8	104.1	+2%
37.4	35.6	+5%	30.2	o/w installed capacity	37.4	30.2	+24%
6.1	6.1	-	6.0	Clients power – BtB and BtC (Million) (2)	6.1	6.0	+2%
2.7	2.7	-	2.7	Clients gas – BtB and BtC (Million) (2)	2.7	2.7	-2%
11.6	15.2	-23%	10.5	Sales power – BtB and BtC (TWh)	26.8	25.0	+7%
14.5	31.5	-54%	14.9	Sales gas – BtB and BtC (TWh)	46.0	50.6	-9%
(1)	Solar, wind, hydroelectric and gas flexible capacities.
(2)	End of period data.
(3)	Includes 17.25% of Adani Green Energy Ltd’s gross capacity, 50% of Clearway Energy Group’s gross capacity and 49% of Casa dos Ventos’ gross capacity.

Net electricity production was 14.8 TWh, up 28% year-on-year, driven by an increase of nearly 15% in generation from renewable sources, reflecting growth in installed capacity, and by a 2 TWh increase in production from flexible gas-fired capacity resulting notably from the completion of the transaction with EPH.

Gross installed renewable electricity generation capacity reached 37.4 GW at the end of the second quarter of 2026, representing nearly 8 GW of additional capacity year‑on‑year.

Results

		2Q26					1H26
2Q26	1Q26	vs	2Q25	In millions of dollars	1H26	1H25	vs
		1Q26					1H25
533	545	-2%	574	Adjusted net operating income(1)	1,078	1,080	-
168	52	x3.2	22	including adjusted income from equity affiliates	220	66	x3.3
63	683	-91%	2,156	Cash flow used in investing activities	746	3,034	-75%
920	823	+12%	421	Organic investments	1,743	1,066	+63%
(749)	(77)	ns	1,568	Acquisitions net of assets sales	(826)	1,806	ns
171	746	-77%	1,989	Net investments	917	2,872	-68%
(239)	(145)	ns	799	Cash flow from operating activities	(384)	400	ns
721	574	+26%	562	Cash flow from operations excluding working capital (CFFO)	1,295	1,159	+12%
(1)	Detail of adjustment items shown in the business segment information starting on page 40.

In the second quarter of 2026, Integrated Power:

●	adjusted net operating income was $533 million, in line with the first quarter of 2026,
●	cash flow from operating activities was $(239) million; and
●	cash flow from operations excluding working capital (CFFO) was $721 million, supported by the contribution, in line with expectations, of EPH assets since the closing of the transaction on April 29, 2026. It breaks down between production activities, including renewables and gas-fired power plants, for around 60%, and marketing activities, including B2B, B2C and trading, for around 40%.

B.4 Downstream (Refining & Chemicals and Marketing & Services)

1. Results

		2Q26					1H26
2Q26	1Q26	vs	2Q25	In millions of dollars	1H26	1H25	vs
		1Q26					1H25
2,300	1,861	+24%	801	Adjusted net operating income(1)	4,161	1,342	x3.1
384	693	-45%	505	Cash flow used in investing activities	1,077	816	+32%
540	654	-17%	532	Organic investments	1,194	918	+30%
(156)	39	ns	(27)	Acquisitions net of assets sales	(117)	(102)	ns
384	693	-45%	505	Net investments	1,077	816	+32%
4,114	2,632	+56%	1,515	Cash flow from operating activities	6,746	100	x67.5
2,877	2,136	+35%	1,483	Cash flow from operations excluding working capital (CFFO)	5,013	2,600	+93%

(1)Detail of adjustment items shown in the business segment information starting on page 40.

B.5 Refining & Chemicals

1. Refinery and petrochemicals throughput and utilization rates

		2Q26					1H26
2Q26	1Q26	vs	2Q25	Refinery throughput and utilization rate	1H26	1H25	vs
		1Q26					1H25
1,426	1,624	-12%	1,589	Total refinery throughput (kb/d)	1,524	1,569	-3%
354	462	-23%	463	France	408	449	-9%
684	677	+1%	632	Rest of Europe	680	629	+8%
389	485	-20%	494	Rest of world	436	491	-11%
80%	92%		90%	Utilization rate based on crude only*	86%	89%	-
*	Based on distillation capacity at the beginning of the year.

		2Q26					1H26
2Q26	1Q26	vs	2Q25	Petrochemicals production and utilization rate	1H26	1H25	vs
		1Q26					1H25
1,100	1,183	-7%	1,164	Monomers* (kt)	2,283	2,414	-5%
1,165	1,159	-	1,127	Polymers (kt)	2,324	2,300	+1%
71%	74%		74%	Steam cracker utilization rate**	73%	76%	-
*	Olefins.
**	Based on olefins production from steam crackers and their treatment capacity at the start of the year.

Refinery throughput was down 12% quarter-on-quarter, notably due to the deliberate decision to maximize distillates production given the higher margins. It was also impacted by the planned shutdown at Donges in France, the events in early April that affected the SATORP refinery in Saudi Arabia which has reached 70% of its nominal capacity since beginning of May and an unplanned shutdown in June of Port Arthur refinery in the United States caused by a tropical storm.

2. Results

		2Q26					1H26
2Q26	1Q26	vs	2Q25	In millions of dollars, except ERM	1H26	1H25	vs
		1Q26					1H25
13.5	11.4	+19%	4.7	European Refining Margin Marker (ERM) ($/b)(1)	12.4	4.3	x2.9
1,800	1,599	+13%	389	Adjusted net operating income(2)	3,399	690	x4.9
365	593	-38%	309	Cash flow used in investing activities	958	545	76%
366	518	-29%	333	Organic investments	884	569	+55%
(1)	75	ns	(24)	Acquisitions net of assets sales	74	(24)	ns
365	593	-38%	309	Net investments	958	545	+76%
3,565	1,564	x2.3	887	Cash flow from operating activities	3,746	1,405	x2.7
2,030	1,716	+18%	772	Cash flow from operations excluding working capital (CFFO)	5,129	(1,096)	ns
(1)

This market indicator for European refining, calculated based on public market prices ($/b), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies. Does not include oil trading activities.

(2)	Detail of adjustment items shown in the business segment information starting on page 40.

In the second quarter of 2026, Refining & Chemicals:

●	adjusted net operating income was $1,800 million for the quarter, demonstrating the segment’s ability to capture higher refining and petrochemical margins, in a context where oil trading results were at the same strong level as the first quarter,
●	cash flow from operating activities was $3,565 million, and
●	cash flow from operations excluding working capital (CFFO) was $2,030 million, for the same reasons stated above.

B.6 Marketing & Services

1. Petroleum product sales

		2Q26					1H26
2Q26	1Q26	vs	2Q25	Sales in kb/d*	1H26	1H25	vs
		1Q26					1H25
1,213	1,206	+1%	1,324	Total Marketing & Services sales	1,210	1,295	-7%
732	686	+7%	790	Europe	709	753	-6%
481	520	-8%	534	Rest of world	501	543	-8%
*	Excludes trading and bulk refining sales.

Sales of petroleum products were down 8% compared to the second quarter of 2025, reflecting in particular the sale of the retail network in Burkina Faso in West Africa, and a drop in demand related to higher prices.

2. Results

		2Q26					1H26
2Q26	1Q26	vs	2Q25	In millions of dollars	1H26	1H25	vs
		1Q26					1H25
500	262	+91%	412	Adjusted net operating income (1)	762	652	+17%
19	100	-81%	196	Cash flow used in investing activities	119	271	-56%
174	136	+28%	199	Organic investments	310	349	-11%
(155)	(36)	ns	(3)	Acquisitions net of assets sales	(191)	(78)	ns
19	100	-81%	196	Net investments	119	271	-56%
549	1,068	-49%	628	Cash flow from operating activities	1,617	1,196	+35%
847	420	x2	711	Cash flow from operations excluding working capital (CFFO)	1,267	1,195	+6%

(1)Detail of adjustment items shown in the business segment information starting on page 40.

In the second quarter of 2026, Marketing & Services:

●	adjusted net operating income was $500 million in the quarter, driven by the positive impact of the seasonality in Europe, and up 21% year-on-year reflecting higher unit margins,
●	cash flow from operating activities was $549 million, and
●	cash flow from operations excluding working capital (CFFO) was $847 million in the second quarter of 2026, up 19% year-on-year, for the same reasons stated above.

C.TOTALENERGIES RESULTS

1. Net income (TotalEnergies share)

Net income (TotalEnergies share) was $5,438 million in the second quarter of 2026 compared to $5,810 million in the first quarter of 2026 and $2,687 million in the second quarter of 2025.

Adjusted net income (TotalEnergies share) was $6,027 million in the second quarter of 2026 compared to $5,394 million in the first quarter of 2026.

Adjusted net income excludes the after-tax inventory effect, non-recurring items and effects of changes in fair-value.

Adjusting items to net income were ($0.6) billion in the second quarter of 2026, consisting mainly of ($0.4) in changes in inventories and fair value effects and restructuring charges.

2. Fully-diluted shares and share buybacks

As of June 30, 2026, the number of diluted shares was 2,245 million.

TotalEnergies repurchased1 the following:

●	16.9 million shares in the second quarter of 2026 for an amount of $1.5 billion, and
●	26.3 million shares in the first half of 2026 for an amount of $2.25 billion.

3. Acquisitions - asset sales

Acquisitions were $141 million in the second quarter of 2026, primarily related to the redetermination of ownership interests in the Johan Sverdrup field in Norway.

Divestments were $1,388 million in the second quarter of 2026, mainly reflecting the disposal of the non-operated interest in the Marjoram gas field in Malaysia, the farm-down transactions on battery storage projects in Germany and the divestment of non-core activities in Gas Renewables and Power and Marketing & Services.

4. Cash flow

TotalEnergies’ cash flow from operating activities was $10,858 million in the second quarter of 2026, corresponding to cash flow from operations excluding working capital (CFFO) of $9,804 million, taking into account the $1.2 billion decrease in working capital, mainly reflecting the impact of the decrease in hydrocarbon prices at the end of the quarter, particularly on inventories.

The change in working capital was a decrease of $1,663 million in the second quarter of 2026 in accordance with IFRS. The difference of $609 million between IFRS and replacement cost method corresponds to the following adjustments: (i) the pre-tax inventory valuation effect of $506 million, (ii) less the mark-to-market effect of Integrated LNG’s and Integrated Power’s contracts of $4 million, (iii) plus the capital gains from the renewables project sale of $50 million and (iv) plus the organic loan repayments from equity affiliates of $57 million.

The change in working capital, as determined using the replacement cost method excluding the mark-to-market effect of Integrated LNG and Integrated Power’s contracts, including capital gain from renewable project sales and including organic loan repayment from equity affiliates, was a decrease of $1,054 million in the second quarter of 2026, compared to an increase of $5,215 million in the first quarter of 2026.

TotalEnergies’ net cash flow2 was $6,357 million in the second quarter of 2026 compared to $4,098 million in the previous quarter, considering the $1,228 million increase in cash flow from operations excluding working capital (CFFO), combined with a $1,031 million reduction in net investments over the quarter.

1 Net of fees and taxes, including coverage of employees share grant plans.

2 Net cash flow is a non-GAAP financial measure. Refer to the Glossary on page 25 for the definitions and further information on non-GAAP measures (alternative performance measures) and to pages 16 and following for reconciliation tables.

D.PROFITABILITY

Return on equity was 15.9% for the twelve months ended June 30, 2026.

	July 1, 2025	April 1, 2025	July 1, 2024
In millions of dollars	June 30, 2026	March 31, 2026	June 30, 2025
Adjusted net income (TotalEnergies share)	19,477	17,043	16,535
Average adjusted shareholders’ equity	122,739	118,641	117,441
Return on equity (ROE)	15.9%	14.4%	14.1%

Return on average capital employed (ROACE)4 was 13.9% for the twelve months ended June 30, 2026.

	July 1, 2025	April 1, 2025	July 1, 2024
In millions of dollars	June 30, 2026	March 31, 2026	June 30, 2025
Adjusted net operating income	21,608	19,158	18,184
Average capital employed	155,138	151,105	146,456
ROACE	13.9%	12.7%	12.4%

E.Annual 2026 Sensitivities*

		Estimated impact	Estimated impact
	Change	on adjusted net	on cash flow
		operating income	from operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average liquids price**	+/- 10$/b	+/- 2.3 B$	+/- 2.8 B$
European gas price – TTF	+/- 2 $/Mbtu	+/- 0.4 B$	+/- 0.4 B$
European Refining Margin Marker (ERM)	+/- 1 $/b	+/- 0.3 B$	+/- 0.4 B$
*	Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies’ portfolio in 2026. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.
**	In a 60-70 $/b Brent environment.

F.SUMMARY AND OUTLOOK

Oil prices navigate above $80/b at the start of the third quarter, in very volatile markets reacting to the evolution of the security situation in the Strait of Hormuz.

Global refining margins are at historically high levels in an unprecedented context combining unavailability of Russian refining capacity, the disruption of the supply from the Middle East to Asian refineries and global inventories at historical lows.

European gas prices on the forward markets are around $16-$20/Mbtu in the third quarter, in a context where inventories in Europe are low and need to recover before the winter season. Continuing tensions in the Middle East, their impact on LNG production in Qatar (close to 20% of world market) and competition between LNG demand in Europe and Asia should support prices in the coming months. Given the evolution of oil and gas prices in recent months and the lag effect on pricing formulas, TotalEnergies anticipates an average LNG selling price above $11.5/Mbtu in the third quarter of 2026.

Excluding the impact of the conflict in the Middle East, third-quarter production is expected to grow in line with the guidance of 3% annual growth compared to 2025. In the Middle East, the impact of the conflict is estimated between 5% and 10% of the Company's total production due to the ramp-up and gradual restart of production in the region. However, the situation remains very volatile, and the level of production and effective lifting remains conditional on the ability to export through the Strait of Hormuz.

The refinery utilization rate is expected to be between 80% and 85% in the third quarter, taking into account the SATORP capacity reduction in Saudi Arabia, which runs since early May at 70% of its nominal capacity, and should return to its nominal capacity at the end of the third quarter of 2026.

The Company confirms its planned investments for the year for a net amount of $15 billion over 2026, in line with the annual guidance.

3 ROACE is a non-GAAP financial measure. Refer to the Glossary on page 25 for the definitions and further information on Non-GAAP measures (alternative performance measures).

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to (i) the financial condition, results of operations, business activities and strategy of TotalEnergies and expectations regarding returns to stockholders, including with respect to future dividends and share buybacks, and (ii) oil and gas price predictions (including LNG), estimated production growth, expected utilization rates, anticipated cash flow contribution and capacity from EPH, and anticipated net investments. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies SE, including with respect to climate change and carbon neutrality. An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies.

These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “commits”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They are uncertain and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, changes in the geopolitical environment, including the impact of tariffs and trade disputes, currency fluctuations, technological innovations, meteorological conditions and events, as well as socio-demographic, economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, pandemics and other risk factors described from time to time in the Corporation regulatory filings, including its Universal Registration Document filed with the French Autorité des Marchés Financiers, its Annual Report on Form 20 F filed with the SEC and its other reports filed or furnished with the SEC. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Future interim or final annual dividends payments beyond the interim dividend payable on January 5th, 2027 (or January 22nd, 2027, for holders on the U.S. register) have not yet, respectively, been decided by the Board of Directors or approved by shareholders at a General Meeting. Management’s expectations with respect to such future dividends are “forward-looking statements” and are non-binding. The Board of Directors retains full discretion to decide to distribute an interim dividend and to set the amount and date of the distribution and decide on the dividend to be submitted for approval by shareholders at a General Meeting, based on a number of factors, including TotalEnergies’ financial results, balance sheet strength, cash and liquidity requirements, future prospects, commodity prices, and other factors deemed relevant by the Board.

Readers are cautioned not to consider forward-looking statements as certain, but as an expression of the Corporation’s views only as of the date this document is published.

TotalEnergies SE and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document. In addition, the Corporation has not verified, and is under no obligation to verify any third-party data contained in this document or used in the estimates and assumptions or, more generally, forward-looking statements published in this document.

The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the annual report on Form 20-F filed with the SEC.

Additionally, the developments of climate change and other environmental or social-related issues in this document are based on various frameworks and the interests of various stakeholders which are subject to evolve independently of our will. Moreover, our disclosures on such issues, including disclosures on climate change and other environmental or social-related issues, may include information that is not necessarily “material” under US securities laws for SEC reporting purposes or under applicable securities law.

OPERATING INFORMATION BY SEGMENT

Company’s production (Exploration & Production + Integrated LNG)

		2Q26					1H26
2Q26	1Q26	vs	2Q25	Combined liquids and gas	1H26	1H25	vs
		1Q26		production by region (kboe/d)			1H25
517	570	-9%	522	Europe	544	547	-1%
414	431	-4%	424	Africa	423	424	-
671	777	-14%	850	Middle East and North Africa	723	849	-15%
513	487	+5%	436	Americas	500	430	+16%
280	288	-3%	271	Asia-Pacific	284	281	+1%
2,395	2,553	-6%	2,503	Total production	2,474	2,531	-2%
375	356	+5%	374	includes equity affiliates	365	382	-4%

		2Q26					1H26
2Q26	1Q26	vs	2Q25	Liquids production by region (kb/d)	1H26	1H25	vs
		1Q26					1H25
202	209	-3%	203	Europe	205	209	-2%
286	299	-4%	309	Africa	292	310	-6%
537	615	-13%	673	Middle East and North Africa	576	677	-15%
283	259	+9%	217	Americas	271	210	+29%
102	99	+3%	104	Asia-Pacific	101	105	-4%
1,410	1,481	-5%	1,506	Total production	1,445	1,511	-4%
120	131	-8%	158	includes equity affiliates	126	161	-22%

		2Q26					1H26
2Q26	1Q26	vs	2Q25	Gas production by region (Mcf/d)	1H26	1H25	vs
		1Q26					1H25
1,693	1,944	-13%	1,720	Europe	1,818	1,819	-
656	670	-2%	579	Africa	663	573	+16%
736	884	-17%	973	Middle East and North Africa	810	947	-14%
1,275	1,263	+1%	1,214	Americas	1,268	1,225	+4%
970	1,038	-7%	909	Asia-Pacific	1,004	960	+5%
5,330	5,799	-8%	5,395	Total production	5,563	5,524	+1%
1,374	1,222	+12%	1,173	includes equity affiliates	1,298	1,205	+8%

Downstream (Refining & Chemicals and Marketing & Services)

		2Q26					1H26
2Q26	1Q26	vs	2Q25	Petroleum product sales by region (kb/d)	1H26	1H25	vs
		1Q26					1H25
1,704	1,766	-3%	1,904	Europe	1,739	1,790	-3%
445	531	-16%	616	Africa	489	617	-21%
1,141	1,134	+1%	1,057	Americas	1,143	1,065	+7%
721	986	-27%	856	Rest of world	857	901	-5%
4,011	4,416	-9%	4,432	Total consolidated sales	4,228	4,373	-3%
343	361	-5%	379	Includes bulk sales	352	362	-3%
2,455	2,849	-14%	2,729	Includes trading	2,666	2,716	-2%

		2Q26					1H26
2Q26	1Q26	vs	2Q25	Petrochemicals production* (kt)	1H26	1H25	vs
		1Q26					1H25
1,030	989	+4%	832	Europe	2,019	1,816	+11%
734	676	+9%	750	Americas	1,410	1,444	-2%
501	677	-26%	709	Middle East and Asia	1,178	1,454	-19%
*	Olefins, polymers.

INTEGRATED POWER

Net power production

	2Q26						1Q26
		Onshore	Offshore					Onshore	Offshore
Net power production (TWh)	Solar	Wind	Wind	Gas	Others	Total	Solar	Wind	Wind	Gas	Others	Total
France	0.3	0.2	–	0.6	0.0	1.2	0.2	0.4	–	1.2	0.0	1.7
Rest of Europe	0.2	0.4	0.2	2.7	0.4	3.9	0.1	0.6	0.4	1.5	0.1	2.6
Africa	0.0	–	–	–	0.1	0.1	0.0	–	–	–	0.1	0.2
Middle East	0.4	–	–	0.3	–	0.7	0.2	–	–	0.2	–	0.4
North America	1.3	0.6	–	1.4	–	3.4	0.9	0.6	–	0.7	–	2.2
South America	0.1	1.0	–	–	–	1.1	0.2	0.9	–	–	–	1.0
India	3.1	0.7	–	–	–	3.8	2.8	0.3	–	–	–	3.1
Asia-Pacific	0.4	0.0	0.1	–	–	0.5	0.3	0.0	0.2	–	–	0.5
Total	5.9	2.9	0.3	5.2	0.5	14.8	4.7	2.7	0.6	3.5	0.2	11.7

Installed power generation net capacity

	2Q26						1Q26
		Onshore	Offshore					Onshore	Offshore
Installed power generation net capacity (GW) (1)	Solar	Wind	Wind	Gas	Others	Total	Solar	Wind	Wind	Gas	Others	Total
France	0.8	0.6	0.0	2.7	0.2	4.3	0.8	0.6	–	2.7	0.2	4.2
Rest of Europe	0.8	1.1	0.3	7.3	0.4	9.8	0.6	1.0	0.3	2.1	0.1	4.1
Africa	0.1	–	–	–	0.1	0.2	0.1	–	–	–	0.1	0.2
Middle East	0.6	–	–	0.3	–	1.0	0.7	–	–	0.3	–	1.0
North America	3.1	0.9	–	2.0	0.5	6.5	3.1	0.9	–	2.0	0.5	6.5
South America	0.9	1.2	–	–	–	2.1	0.5	1.2	–	–	–	1.7
India	7.2	0.7	–	–	0.3	8.1	7.0	0.6	–	–	0.1	7.7
Asia-Pacific	1.2	0.0	0.2	–	–	1.4	1.2	0.0	0.2	–	–	1.4
Total	14.8	4.4	0.5	12.2	1.5	33.4	14.0	4.3	0.5	7.0	1.1	26.8

(1)End - of - period data.

Power generation gross capacity from renewables

	2Q26					1Q26
		Onshore	Offshore				Onshore	Offshore
Installed power generation gross capacity from renewables (GW) (1), (2)	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
France	1.4	0.9	0.0	0.2	2.5	1.3	0.9	0.0	0.2	2.4
Rest of Europe	0.9	1.8	1.1	0.5	4.4	0.7	1.7	1.1	0.3	3.8
Africa	0.4	0.0	0.0	0.4	0.7	0.3	0.0	0.0	0.4	0.7
Middle East	1.6	0.0	0.0	0.0	1.6	1.6	0.0	0.0	0.0	1.6
North America	7.8	2.3	0.0	1.2	11.3	7.8	2.3	0.0	1.2	11.3
South America	1.2	1.9	0.0	0.0	3.0	0.6	1.8	0.0	0.0	2.4
India	10.3	0.7	0.0	0.3	11.2	10.1	0.7	0.0	0.1	10.8
Asia-Pacific	1.9	0.0	0.6	0.0	2.6	1.9	0.0	0.6	0.0	2.5
Total	25.4	7.6	1.8	2.5	37.4	24.3	7.4	1.8	2.1	35.6

	2Q26					1Q26
		Onshore	Offshore				Onshore	Offshore
Power generation gross capacity from renewables in construction (GW) (1), (2)	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
France	0.1	0.1	0.0	0.0	0.3	0.1	0.1	0.0	0.0	0.3
Rest of Europe	0.7	0.1	0.8	0.7	2.3	0.9	0.1	0.8	0.4	2.1
Africa	0.2	0.2	0.0	0.0	0.3	0.2	0.2	0.0	0.0	0.4
Middle East	1.3	0.2	0.0	0.0	1.5	1.4	0.2	0.0	0.0	1.7
North America	1.8	0.4	0.0	0.3	2.5	0.8	0.1	0.0	0.3	1.2
South America	0.7	0.8	0.0	0.3	1.7	1.1	0.3	0.0	0.3	1.7
India	0.3	0.0	0.0	0.0	0.3	0.3	0.0	0.0	0.0	0.3
Asia-Pacific	0.5	0.0	0.0	0.0	0.5	0.1	0.0	0.0	0.0	0.1
Total	5.6	1.8	0.8	1.3	9.6	4.9	1.0	0.8	1.0	7.7

	2Q26					1Q26
		Onshore	Offshore				Onshore	Offshore
Power generation gross capacity from renewables in development (GW) (1), (2)	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
France	0.9	0.5	1.5	0.0	2.8	0.8	0.5	1.5	0.0	2.8
Rest of Europe	3.7	1.9	14.3	4.3	24.3	5.2	2.0	14.3	4.2	25.7
Africa	1.1	0.5	0.0	0.0	1.6	1.1	0.5	0.0	0.0	1.6
Middle East	0.8	0.0	0.0	0.0	0.8	1.2	0.0	0.0	0.0	1.2
North America	10.8	3.1	0.0	4.9	18.8	10.8	3.7	4.1	5.0	23.6
South America	0.7	1.0	0.0	0.0	1.8	0.7	1.7	0.0	0.0	2.5
India	1.4	0.0	0.0	0.0	1.4	1.5	0.0	0.0	0.0	1.5
Asia-Pacific	2.6	1.1	2.6	1.1	7.3	2.7	1.1	2.6	1.1	7.5
Total	21.9	8.1	18.4	10.4	58.8	23.9	9.6	22.5	10.3	66.4
(1)	End-of-period data.
(2)	Includes 17.25% of the gross capacities of Adani Green Energy Limited, 50% of Clearway Energy Group and 49% of Casa dos Ventos.

ADJUSTMENT ITEMS TO NET INCOME (TOTALENERGIES SHARE)

2Q26	1Q26	2Q25	In millions of dollars	1H26	1H25
5,438	5,810	2,687	Net income (TotalEnergies share)	11,248	6,538
(268)	(1,031)	(340)	Special items affecting net income (TotalEnergies share)	(1,299)	(448)
(17)	252	–	Gain (loss) on asset sales	235	–
(30)	(22)	–	Restructuring charges	(52)	–
–	(1,148)	(209)	Impairments	(1,148)	(209)
(221)	(113)	(131)	Other	(334)	(239)
(290)	1,507	(268)	After-tax inventory effect : FIFO vs. replacement cost	1,217	(346)
(31)	(60)	(283)	Effect of changes in fair value	(91)	(438)
(589)	416	(891)	Total adjustments affecting net income	(173)	(1,232)
6,027	5,394	3,578	Adjusted net income (TotalEnergies share)	11,421	7,770

RECONCILIATION OF NET INCOME (TOTALENERGIES SHARE) TO ADJUSTED EBITDA

		2Q26					1H26
2Q26	1Q26	vs	2Q25	In millions of dollars	1H26	1H25	vs
		1Q26					1H25
5,438	5,810	-6%	2,687	Net income (TotalEnergies share)	11,248	6,538	+72%
589	(416)	ns	891	Less: adjustment items to net income (TotalEnergies share)	173	1,232	-86%
6,027	5,394	+12%	3,578	Adjusted net income (TotalEnergies share)	11,421	7,770	+47%
				Adjusted items
45	78	-42%	60	Add: non-controlling interests	123	130	-5%
3,365	3,324	+1%	2,328	Add: income taxes	6,689	5,033	+33%
3,075	3,097	-1%	3,106	Add: depreciation, depletion and impairment of tangible assets and mineral interests	6,172	6,104	+1%
95	90	+6%	96	Add: amortization and impairment of intangible assets	185	179	+3%
817	791	+3%	816	Add: financial interest on debt	1,608	1,541	+4%
(245)	(222)	ns	(294)	Less: financial income and expense from cash & cash equivalents	(467)	(563)	ns
13,179	12,552	+5%	9,690	Adjusted EBITDA	25,731	20,194	+27%

RECONCILIATION OF REVENUES FROM SALES TO ADJUSTED EBITDA AND NET INCOME (TOTALENERGIES SHARE)

		2Q26					1H26
2Q26	1Q26	vs	2Q25	In millions of dollars	1H26	1H25	vs
		1Q26					1H25
				Adjusted items
57,334	49,516	+16%	44,676	Revenues from sales	106,850	92,575	+15%
(37,734)	(29,119)	ns	(28,533)	Purchases, net of inventory variation	(66,853)	(59,096)	ns
(7,954)	(8,563)	ns	(7,588)	Other operating expenses	(16,517)	(15,130)	ns
(95)	(133)	ns	(97)	Exploration costs	(228)	(178)	ns
338	185	+83%	544	Other income	523	791	-34%
(164)	(114)	ns	(233)	Other expense, excluding amortization and impairment of intangible assets	(278)	(449)	ns
482	294	+64%	422	Other financial income	776	716	+8%
(184)	(223)	ns	(203)	Other financial expense	(407)	(452)	ns
1,156	709	+63%	702	Net income (loss) from equity affiliates	1,865	1,417	+32%
13,179	12,552	+5%	9,690	Adjusted EBITDA	25,731	20,194	+27%
				Adjusted items
(3,075)	(3,097)	ns	(3,106)	Less: depreciation, depletion and impairment of tangible assets and mineral interests	(6,172)	(6,104)	ns
(95)	(90)	ns	(96)	Less: amortization of intangible assets	(185)	(179)	ns
(817)	(791)	ns	(816)	Less: financial interest on debt	(1,608)	(1,541)	ns
245	222	+10%	294	Add: financial income and expense from cash & cash equivalents	467	563	-17%
(3,365)	(3,324)	ns	(2,328)	Less: income taxes	(6,689)	(5,033)	ns
(45)	(78)	ns	(60)	Less: non-controlling interests	(123)	(130)	ns
(589)	416	ns	(891)	Add: adjustment - TotalEnergies share	(173)	(1,232)	ns
5,438	5,810	-6%	2,687	Net income - TotalEnergies share	11,248	6,538	+72%

INVESTMENTS – DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: (TOTALENERGIES SHARE)

		2Q26					1H26
2Q26	1Q26	vs	2Q25	In millions of dollars	1H26	1H25	vs
		1Q26					1H25
3,276	4,312	-24%	6,689	Cash flow used in investing activities (a)*	7,588	11,494	-34%
-	-	ns	-	Other transactions with non-controlling interests (b)	-	-	ns
57	49	+16%	54	Organic loan repayment from equity affiliates (c)	106	60	+77%
50	14	x3.6	(221)	Change in debt from renewable projects financing (d) **	64	(221)	ns
63	75	-16%	90	Capex linked to capitalized leasing contracts (e)	138	198	-30%
1	28	-96%	20	Expenditures related to carbon credits (f)	29	22	+32%
3,447	4,478	-23%	6,632	Net investments (a + b + c + d + e + f = g - i + h)	7,925	11,553	-31%
(1,247)	(172)	ns	1,813	of which acquisitions net of assets sales (g-i)	(1,419)	2,233	ns
141	392	-64%	2,106	Acquisitions (g)	533	2,942	-82%
1,388	564	x2.5	293	Asset sales (i)	1,952	709	x2.8
68	(18)	ns	67	Change in debt from renewable projects (partner share)	50	67	-25%
4,694	4,650	+1%	4,819	of which organic investments (h)	9,344	9,320	-
88	73	+20%	37	Capitalized exploration	162	148	+9%
452	301	+50%	425	Increase in non-current loans	753	993	-24%
(1,017)	(276)	ns	(256)	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(1,293)	(359)	ns
118	(4)	ns	(154)	Change in debt from renewable projects (TotalEnergies share)	114	(154)	ns

* Cash flows used in investing activities do not include increases in property, plant and equipment arising from Apache’s carry arrangement on the GranMorgu project in offshore Block 58 in Suriname, which resulted in specific supplier financing recognised as financial debt. These increases amounted to $218 million in the first quarter of 2026, $153 million in the second quarter of 2026 and $371 million in the first half of 2026. Payments to these suppliers are classified as financing cash flows.

** Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: EXPLORATION & PRODUCTION

			2Q26				1H26
2Q26	1Q26	2Q25	vs	In millions of dollars	1H26	1H25	vs
			2Q25				1H25
1,822	2,398	3,106	-41%	Cash flow used in investing activities (a) *	4,220	5,795	-27%
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
-	-	-	ns	Organic loan repayment from equity affiliates (c)	-	-	ns
-	-	-	ns	Change in debt from renewable projects financing (d) **	-	-	ns
60	71	89	-33%	Capex linked to capitalized leasing contracts (e)	131	198	-34%
1	28	20	-95%	Expenditures related to carbon credits (f)	29	22	32%
1,883	2,497	3,215	-41%	Net investments (a + b + c + d + e + f = g - i + h)	4,380	6,015	-27%
(348)	(227)	162	ns	of which acquisitions net of assets sales (g-i)	(575)	278	ns
105	222	193	-46%	Acquisitions (g)	327	638	-49%
453	449	31	x14.6	Asset sales (i)	902	360	x2.5
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
2,231	2,724	3,053	-27%	of which organic investments (h)	4,955	5,737	-14%
64	68	30	x2.1	Capitalized exploration	133	139	-4%
17	52	42	-60%	Increase in non-current loans	69	124	-44%
(7)	(13)	(49)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(20)	(78)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

* Cash flows used in investing activities do not include increases in property, plant and equipment arising from Apache’s carry arrangement on the GranMorgu project in offshore Block 58 in Suriname, which resulted in specific supplier financing recognised as financial debt. These increases amounted to $218 million in the first quarter of 2026, $153 million in the second quarter of 2026, and $371 million in the first half of 2026. Payments to these suppliers are classified as financing cash flows.

** Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: INTEGRATED LNG

			2Q26				1H26
2Q26	1Q26	2Q25	vs	In millions of dollars	1H26	1H25	vs
			2Q25				1H25
910	498	852	7%	Cash flow used in investing activities (a)	1,408	1,744	-19%
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
-	1	-	ns	Organic loan repayment from equity affiliates (c)	1	1	ns
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
2	3	1	100%	Capex linked to capitalized leasing contracts (e)	5	-	ns
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
912	502	853	7%	Net investments (a + b + c + d + e + f = g - i + h)	1,414	1,745	-19%
4	92	110	-96%	of which acquisitions net of assets sales (g-i)	96	250	-62%
7	92	110	-94%	Acquisitions (g)	99	254	-61%
3	-	-	ns	Asset sales (i)	3	4	-25%
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
908	410	743	22%	of which organic investments (h)	1,318	1,495	-12%
24	5	7	x3.4	Capitalized exploration	29	9	x3.2
71	69	187	-62%	Increase in non-current loans	140	369	-62%
39	(150)	(25)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(111)	(30)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: INTEGRATED POWER

			2Q26				1H26
2Q26	1Q26	2Q25	vs	In millions of dollars	1H26	1H25	vs
			2Q25				1H25
63	683	2,156	-97%	Cash flow used in investing activities (a)	746	3,034	-75%
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
57	48	54	6%	Organic loan repayment from equity affiliates (c)	105	59	78%
50	14	(221)	ns	Change in debt from renewable projects financing (d) *	64	(221)	ns
1	1	-	ns	Capex linked to capitalized leasing contracts (e)	2	-	ns
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
171	746	1,989	-91%	Net investments (a + b + c + d + e + f = g - i + h)	917	2,872	-68%
(749)	(77)	1,568	ns	of which acquisitions net of assets sales (g-i)	(826)	1,806	ns
26	3	1,791	-99%	Acquisitions (g)	29	2,036	-99%
775	80	223	x3.5	Asset sales (i)	855	230	x3.7
68	(18)	67	1%	Change in debt from renewable projects (partner share)	50	67	-25%
920	823	421	x2.2	of which organic investments (h)	1,743	1,066	63%
-	-	-	ns	Capitalized exploration	-	-	ns
320	101	150	x2.1	Increase in non-current loans	421	418	1%
(1,014)	(72)	(137)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(1,086)	(183)	ns
118	(4)	(154)	ns	Change in debt from renewable projects (TotalEnergies share)	114	(154)	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: REFINING & CHEMICALS

			2Q26				1H26
2Q26	1Q26	2Q25	vs	In millions of dollars	1H26	1H25	vs
			2Q25				1H25
365	593	309	18%	Cash flow used in investing activities (a)	958	545	76%
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
-	-	-	ns	Organic loan repayment from equity affiliates (c)	-	-	ns
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
-	-	-	ns	Capex linked to capitalized leasing contracts (e)	-	-	ns
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
365	593	309	18%	Net investments (a + b + c + d + e + f = g - i + h)	958	545	76%
(1)	75	(24)	ns	of which acquisitions net of assets sales (g-i)	74	(24)	ns
-	75	11	ns	Acquisitions (g)	75	11	x6.8
1	-	35	-97%	Asset sales (i)	1	35	-97%
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
366	518	333	10%	of which organic investments (h)	884	569	55%
-	-	-	ns	Capitalized exploration	-	-	ns
32	69	17	88%	Increase in non-current loans	101	27	x3.7
(19)	(23)	(7)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(42)	(13)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: MARKETING & SERVICES

			2Q26				1H26
2Q26	1Q26	2Q25	vs	In millions of dollars	1H26	1H25	vs
			2Q25				1H25
19	100	196	-90%	Cash flow used in investing activities (a)	119	271	-56%
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
-	-	-	ns	Organic loan repayment from equity affiliates (c)	-	-	ns
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
-	-	-	ns	Capex linked to capitalized leasing contracts (e)	-	-	ns
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
19	100	196	-90%	Net investments (a + b + c + d + e + f = g - i + h)	119	271	-56%
(155)	(36)	(3)	ns	of which acquisitions net of assets sales (g-i)	(191)	(78)	ns
-	-	1	ns	Acquisitions (g)	-	3	-100%
155	36	4	x38.8	Asset sales (i)	191	81	x2.4
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
174	136	199	-13%	of which organic investments (h)	310	349	-11%
-	-	-	ns	Capitalized exploration	-	-	ns
11	10	26	-58%	Increase in non-current loans	21	44	-52%
(20)	(13)	(22)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(33)	(39)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

CASH FLOW (TOTALENERGIES SHARE)

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO), to DACF and to Net cash flow

		2Q26					1H26
2Q26	1Q26	vs	2Q25	In millions of dollars	1H26	1H25	vs
		1Q26					1H25
10,858	3,361	x3.2	5,960	Cash flow from operating activities (a)	14,219	8,523	+67%
1,667	(6,993)	ns	(246)	(Increase) decrease in working capital (b) *	(5,326)	(4,562)	ns
(506)	1,849	ns	(272)	Inventory effect (c)	1,343	(379)	ns
50	22	x2.3	86	Capital gain from renewable project sales (d)	72	86	-16%
57	49	+16%	54	Organic loan repayments from equity affiliates (e)	106	60	+77%
9,804	8,576	+14%	6,618	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	18,380	13,610	+35%
(384)	(403)	ns	(325)	Financial charges	(787)	(610)	ns
10,188	8,979	+13%	6,943	Debt Adjusted Cash Flow (DACF)	19,167	14,220	+35%

4,694	4,650	+1%	4,819	Organic investments (g)	9,344	9,320	-
5,110	3,926	+30%	1,799	Free cash flow after organic investments (f - g)	9,036	4,290	x2.1

3,447	4,478	-23%	6,632	Net investments (h)	7,925	11,553	-31%
6,357	4,098	+55%	(14)	Net cash flow (f - h)	10,455	2,057	x5.1
*	Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power segments’ contracts.

CASH FLOW BY SEGMENT

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Exploration & Production

			2Q26				1H26
2Q26	1Q26	2Q25	vs	In millions of dollars	1H26	1H25	vs
			2Q25				1H26
5,546	2,969	3,675	51%	Cash flow from operating activities (a)	8,515	6,941	23%
(231)	(1,595)	(85)	ns	(Increase) decrease in working capital (b)	(1,826)	(1,110)	ns
-	-	-	ns	Inventory effect (c)	-	-	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
-	-	-	ns	Organic loan repayments from equity affiliates (e)	-	-	ns
5,777	4,564	3,760	54%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	10,341	8,051	28%

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Integrated LNG

			2Q26				1H26
2Q26	1Q26	2Q25	vs	In millions of dollars	1H26	1H25	vs
			2Q25				1H25
2,137	(1,120)	539	x4	Cash flow from operating activities (a)	1,017	2,282	-55%
1,304	(2,904)	(620)	ns	(Increase) decrease in working capital (b) *	(1,600)	(125)	ns
-	-	-	ns	Inventory effect (c)	-	-	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
-	1	-	ns	Organic loan repayments from equity affiliates (e)	1	1	ns
833	1,785	1,159	-28%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	2,618	2,408	9%

*Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power segments' contracts.

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Integrated Power

			2Q26				1H26
2Q26	1Q26	2Q25	vs	In millions of dollars	1H26	1H25	vs
			2Q25				1H25
(239)	(145)	799	ns	Cash flow from operating activities (a)	(384)	400	ns
(853)	(649)	377	ns	(Increase) decrease in working capital (b) *	(1,502)	(614)	ns
-	-	-	ns	Inventory effect (c)	-	-	ns
50	22	86	-42%	Capital gain from renewable project sales (d)	72	86	-16%
57	48	54	6%	Organic loan repayments from equity affiliates (e)	105	59	78%
721	574	562	28%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	1,295	1,159	12%

*Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power segments’ contracts.

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Refining & Chemicals

			2Q26				1H26
2Q26	1Q26	2Q25	vs	In millions of dollars	1H26	1H25	vs
			2Q25				1H25
3,565	1,564	887	x4	Cash flow from operating activities (a)	5,129	(1,096)	ns
1,929	(1,501)	362	x5.3	(Increase) decrease in working capital (b)	428	(2,181)	ns
(394)	1,349	(247)	ns	Inventory effect (c)	955	(320)	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
-	-	-	ns	Organic loan repayments from equity affiliates (e)	-	-	ns
2,030	1,716	772	x2.6	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	3,746	1,405	x2.7

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Marketing & Services

			2Q26				1H26
2Q26	1Q26	2Q25	vs	In millions of dollars	1H26	1H25	vs
			2Q25				1H25
549	1,068	628	-13%	Cash flow from operating activities (a)	1,617	1,196	35%
(186)	148	(58)	ns	(Increase) decrease in working capital (b)	(38)	60	ns
(112)	500	(25)	ns	Inventory effect (c)	388	(59)	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
-	-	-	ns	Organic loan repayments from equity affiliates (e)	-	-	ns
847	420	711	19%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	1,267	1,195	6%

GEARING RATIO

In millions of dollars	06/30/2026	03/31/2026	06/30/2025

Current borrowings *	11,229	10,596	12,570
Other current financial liabilities	209	243	861
Current financial assets *, **	(3,720)	(3,837)	(4,872)
Net financial assets classified as held for sale *	114	3	41
Non-current financial debt *	41,157	43,468	39,161
Non-current financial assets *	(1,601)	(1,731)	(1,410)
Cash and cash equivalents	(27,678)	(25,693)	(20,424)
Net debt (a)	19,710	23,049	25,927

Shareholders’ equity - TotalEnergies share	128,408	122,541	116,642
Non-controlling interests	2,545	2,696	2,360
Shareholders' equity (b)	130,953	125,237	119,002

Gearing = a / (a+b)	13.1%	15.5%	17.9%

Leases (c)	8,904	8,491	8,907
Gearing including leases (a+c) / (a+b+c)	17.9%	20.1%	22.6%
*	Excludes leases receivables and leases debts.
**	Including initial margins held as part of the Company’s activities on organized markets.

RETURN ON AVERAGE CAPITAL EMPLOYED (ROACE)

Twelve months ended June 30, 2026

	Exploration &	Integrated	Integrated	Refining &	Marketing
In millions of dollars	Production	LNG	Power	Chemicals	& Services	Company
Adjusted net operating income	9,781	3,899	2,213	5,087	1,483	21,608
Capital employed at 06/30/2025	67,042	44,300	27,033	8,827	7,325	152,732
Capital employed at 06/30/2026	68,125	47,755	30,870	6,066	5,907	157,544
ROACE	14.5%	8.5%	7.6%	68.3%	22.4%	13.9%

PAYOUT1

In millions of dollars	1H26	1H25	2025
Dividend paid (parent company shareholders)	4,217	3,745	8,121
Repayment of treasury shares excluding fees and taxes	2,245	3,726	7,496

Payout ratio	33%	54%	55%

1 Payout is a non-GAAP financial measure. Refer to the Glossary on page 25 for the definitions and further information on Non-GAAP measures (alternative performance measures).

RECONCILIATION OF CAPITAL EMPLOYED (BALANCE SHEET) AND CALCULATION OF ROACE

	Exploration			Refining	Marketing
In millions of dollars	&	Integrated	Integrated	&	&		Inter-
	Production	LNG	Power	Chemicals	Services	Corporate	Company	Company
Adjusted net operating income 2nd quarter 2026	3,231	807	533	1,800	500	(276)	-	6,595
Adjusted net operating income 1st quarter 2026	2,576	1,318	545	1,599	262	(308)	-	5,992
Adjusted net operating income 4th quarter 2025	1,805	922	564	1,001	341	(191)	-	4,442
Adjusted net operating income 3rd quarter 2025	2,169	852	571	687	380	(80)	-	4,579
Adjusted net operating income (a)	9,781	3,899	2,213	5,087	1,483	(855)	-	21,608

Balance sheet as of June 30, 2026
Property plant and equipment intangible assets net	87,288	30,311	14,610	13,039	6,738	1,534	-	153,520
Investments & loans in equity affiliates	5,137	18,365	15,740	4,560	861	-	-	44,663
Other non-current assets	1,950	2,444	1,389	757	1,062	9	-	7,611
Inventories, net	1,858	1,487	575	13,347	4,106	-	-	21,373
Accounts receivable, net	6,136	9,665	3,594	21,974	8,922	1,705	(30,812)	21,184
Other current assets	7,771	13,802	4,185	4,003	3,642	4,644	(9,071)	28,976
Accounts payable	(6,332)	(11,033)	(4,669)	(37,582)	(11,361)	(1,131)	30,670	(41,438)
Other creditors and accrued liabilities	(12,188)	(12,446)	(3,674)	(8,890)	(6,394)	(8,729)	9,213	(43,108)
Working capital	(2,755)	1,475	11	(7,148)	(1,085)	(3,511)	-	(13,013)
Provisions and other non-current liabilities	(23,857)	(4,840)	(1,381)	(3,554)	(1,234)	789	-	(34,077)
Assets and liabilities classified as held for sale – Capital employed	362	-	501	-	-	-	-	863
Capital Employed (Balance sheet)	68,125	47,755	30,870	7,654	6,342	(1,179)	-	159,567
Less inventory valuation effect	-	-	-	(1,588)	(435)	-	-	(2,023)
Capital Employed at replacement cost (b)	68,125	47,755	30,870	6,066	5,907	(1,179)	-	157,544

Balance sheet as of June 30, 2025
Property plant and equipment intangible assets net	85,970	29,063	17,159	12,746	7,139	763	-	152,840
Investments & loans in equity affiliates	4,349	16,955	10,304	3,963	1,086	-	-	36,657
Other non-current assets	3,685	2,210	1,771	699	1,089	329	-	9,783
Inventories, net	1,565	1,027	574	10,773	3,336	-	-	17,275
Accounts receivable, net	5,841	6,227	4,554	20,019	8,369	1,148	(24,904)	21,254
Other current assets	6,848	8,899	5,206	2,723	2,955	5,627	(8,098)	24,160
Accounts payable	(6,884)	(7,473)	(6,333)	(32,438)	(9,932)	(1,049)	24,821	(39,288)
Other creditors and accrued liabilities	(9,785)	(8,541)	(4,484)	(5,171)	(5,385)	(9,487)	8,181	(34,672)
Working capital	(2,415)	139	(483)	(4,094)	(657)	(3,761)	-	(11,271)
Provisions and other non-current liabilities	(25,111)	(4,260)	(1,719)	(3,577)	(1,222)	874	-	(35,015)
Assets and liabilities classified as held for sale	564	193	1	-	84	-	-	842
Capital Employed (Balance sheet)	67,042	44,300	27,033	9,737	7,519	(1,795)	-	153,836
Less inventory valuation effect	-	-	-	(910)	(194)	-	-	(1,104)
Capital Employed at replacement cost (c)	67,042	44,300	27,033	8,827	7,325	(1,795)	-	152,732
ROACE as a percentage (a/average(b+c))	14.5%	8.5%	7.6%	68.3%	22.4%	-	-	13.9%

GLOSSARY

Acquisitions net of assets sales is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Acquisitions net of assets sales refer to acquisitions minus assets sales (including other operations with non-controlling interests). This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates the allocation of cash flow used for growing the Company’s asset base via external growth opportunities.

Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. It refers to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure and compare the Company’s profitability with utility companies (energy sector).

Adjusted net income (TotalEnergies share) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income (TotalEnergies share). Adjusted Net Income (TotalEnergies share) refers to Net Income (TotalEnergies share) less adjustment items to Net Income (TotalEnergies share). Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and to understand its operating trends by removing the impact of non-operational results and special items.

Adjusted net operating income is a non - GAAP financial measure and its most directly comparable IFRS measure is Net Income. Adjusted Net Operating Income refers to Net Income before net cost of net debt, i.e., cost of net debt net of its tax effects, less adjustment items. Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. Adjusted Net Operating Income can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company's operating results and understanding its operating trends, by removing the impact of non - operational results and special items and is used to evaluate the Return on Average Capital Employed (ROACE) as explained below.

Capital Employed is a non-GAAP financial measure. They are calculated at replacement cost and refer to capital employed (balance sheet) less inventory valuations effect. Capital employed (balance sheet) refers to the sum of the following items: (i) Property, plant and equipment, intangible assets, net, (ii) Investments & loans in equity affiliates, (iii) Other non-current assets, (iv) Working capital which is the sum of: Inventories, net, Accounts receivable, net, other current assets, Accounts payable, Other creditors and accrued liabilities, (v) Provisions and other non-current liabilities and (vi) Assets and liabilities classified as held for sale. Capital Employed can be a valuable tool for decision makers, analysts and shareholders alike to provide insight on the amount of capital investment used by the Company or its business segments to operate. Capital Employed is used to calculate the Return on Average Capital Employed (ROACE).

Cash Flow From Operations excluding working capital (CFFO) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Cash Flow From Operations excluding working capital is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of Integrated LNG and Integrated Power contracts, including capital gain from renewable projects sales and including organic loan repayments from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to help understand changes in cash flow from operating activities, excluding the impact of working capital changes across periods on a consistent basis and with the performance of peer companies in a manner that, when viewed in combination with the Company’s results prepared in accordance with GAAP, provides a more complete understanding of the factors and trends affecting the Company’s business and performance. This performance indicator is used by the Company as a base for its cash flow allocation and notably to guide on the share of its cash flow to be allocated to the distribution to shareholders.

Debt adjusted cash flow (DACF) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. DACF is defined as Cash Flow From Operations excluding working capital (CFFO) without financial charges. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it corresponds to the funds theoretically available to the Company for investments, debt repayment and distribution to shareholders, and therefore facilitates comparison of the Company’s results of operations with those of other registrants, independent of their capital structure and working capital requirements.

ESRS perimeter: the GHG emissions within the ESRS perimeter correspond to 100% of the emissions from operated sites, plus the equity share of emissions from non-operated and financially consolidated assets excluding equity affiliates.

Free cash flow after Organic Investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Free cash flow after Organic Investments, refers to Cash Flow From Operations excluding working capital minus Organic Investments. Organic Investments refer to Net Investments excluding acquisitions, asset sales and other transactions with non-controlling interests. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates operating cash flow generated by the business post allocation of cash for Organic Investments.

Gearing is a non-GAAP financial measure and its most directly comparable IFRS measure is the ratio of total financial liabilities to total equity. Gearing is a Net-debt-to-capital ratio, which is calculated as the ratio of Net debt excluding leases to (Equity + Net debt excluding leases). This indicator can be a valuable tool for decision makers, analysts and shareholders alike to assess the strength of the Company’s balance sheet.

Normalized Gearing is an indicator defined as the gearing excluding the impact of seasonal variations, notably on working capital.

Net cash flow (or free cash flow) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Net cash flow refers to Cash Flow From Operations excluding working capital minus Net Investments. Net cash flow can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow generated by the operations of the Company post allocation of cash for Organic Investments and Acquisitions net of assets sales (acquisitions - assets sales - other operations with non-controlling interests). This performance indicator corresponds to the cash flow available to repay debt and allocate cash to shareholder distribution or share buybacks.

Net investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Net Investments refer to Cash flow used in investing activities including other transactions with non-controlling interests, including change in debt from renewable projects financing, including expenditures related to carbon credits, including capex linked to capitalized leasing contracts and excluding organic loan repayment from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to illustrate the cash directed to growth opportunities, both internal and external, thereby showing, when combined with the Company’s cash flow statement prepared under IFRS, how cash is generated and allocated for uses within the organization. Net Investments are the sum of Organic Investments and Acquisitions net of assets sales each of which is described in the Glossary.

Organic investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Organic investments refers to Net Investments, excluding acquisitions, asset sales and other operations with non-controlling interests. Organic

Investments can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow used by the Company to grow its asset base, excluding sources of external growth.

Operated perimeter: activities, sites and industrial assets of which TotalEnergies SE or one of its subsidiaries has operational control, i.e. has the responsibility of the conduct of operations on behalf of all its partners. For the operated perimeter, the environmental indicators are reported 100%, regardless of the Company’s equity interest in the asset.

Payout is a non-GAAP financial measure. Payout is defined as the ratio of the dividends and share buybacks for cancellation to the Cash Flow From Operations excluding working capital. This indicator can be a valuable tool for decision makers, analysts and shareholders as it provides the portion of the Cash Flow From Operations excluding working capital distributed to the shareholder.

Return on Average Capital Employed (ROACE) is a non-GAAP financial measure. ROACE is the ratio of Adjusted Net Operating Income to average Capital Employed at replacement cost between the beginning and the end of the period. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure the profitability of the Company’s average Capital Employed in its business operations and is used by the Company to benchmark its performance internally and externally with its peers.

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

(unaudited)

	2nd quarter	1st quarter	2nd quarter
(M$)(a)	2026	2026	2025

Sales	61,771	54,163	49,627
Excise taxes	(4,674)	(4,647)	(4,951)
Revenue from sales	57,097	49,516	44,676

Purchases, net of inventory variation	(38,308)	(27,347)	(29,158)
Other operating expenses	(8,038)	(8,675)	(7,834)
Exploration costs	(95)	(133)	(97)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,075)	(3,206)	(3,258)
Other income	330	471	544
Other expense	(279)	(1,225)	(287)

Financial interest on debt	(817)	(791)	(816)
Financial income and expense from cash & cash equivalents	245	222	327
Cost of net debt	(572)	(569)	(489)

Other financial income	482	294	429
Other financial expense	(184)	(223)	(203)

Net income (loss) from equity affiliates	1,271	817	529

Income taxes	(3,154)	(3,788)	(2,106)
Consolidated net income	5,475	5,932	2,746
TotalEnergies share	5,438	5,810	2,687
Non-controlling interests	37	122	59
Earning per share ($)	2.44	2.68	1.18
Diluted earnings per share ($)	2.41	2.64	1.17

(a)   Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

(unaudited)

	2nd quarter	1st quarter	2nd quarter
(M$)	2026	2026	2025

Consolidated net income	5,475	5,932	2,746

Other comprehensive income

Actuarial gains and losses	21	1	16
Change in fair value of investments in equity instruments	(29)	112	52
Tax effect	(7)	(25)	(20)
Currency translation adjustment generated by the parent company	(857)	(1,792)	5,808
Items not potentially reclassifiable to profit and loss	(872)	(1,704)	5,856
Currency translation adjustment	573	1,904	(4,692)
Cash flow hedge	454	937	165
Variation of foreign currency basis spread	1	4	4
Share of other comprehensive income of equity affiliates, net amount	63	155	(174)
Other	2	1	–
Tax effect	(113)	(235)	(49)
Items potentially reclassifiable to profit and loss	980	2,766	(4,746)
Total other comprehensive income (net amount)	108	1,062	1,110

Comprehensive income	5,583	6,994	3,856
- TotalEnergies share	5,531	6,884	3,752
- Non-controlling interests	52	110	104

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

(unaudited)

	1st half	1st half
(M$)(a)	2026	2025

Sales	115,934	101,881
Excise taxes	(9,321)	(9,306)
Revenue from sales	106,613	92,575

Purchases, net of inventory variation	(65,655)	(60,013)
Other operating expenses	(16,713)	(15,398)
Exploration costs	(228)	(178)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,281)	(6,256)
Other income	801	791
Other expenses	(1,504)	(578)

Financial interest on debt	(1,608)	(1,541)
Financial income and expenses from cash & cash equivalents	467	617
Cost of net debt	(1,141)	(924)

Other financial income	776	747
Other financial expense	(407)	(452)

Net income (loss) from equity affiliates	2,088	1,192

Income taxes	(6,942)	(4,839)
Consolidated net income	11,407	6,667
TotalEnergies share	11,248	6,538
Non-controlling interests	159	129
Earnings per share ($)	5.11	2.88
Diluted earnings per share ($)	5.06	2.85

(a)   Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

(unaudited)

	1st half	1st half
(M$)	2026	2025

Consolidated net income	11,407	6,667

Other comprehensive income

Actuarial gains and losses	22	16
Change in fair value of investments in equity instruments	83	64
Tax effect	(32)	(19)
Currency translation adjustment generated by the parent company	(2,649)	8,690
Items not potentially reclassifiable to profit and loss	(2,576)	8,751
Currency translation adjustment	2,477	(6,709)
Cash flow hedge	1,391	(668)
Variation of foreign currency basis spread	5	19
Share of other comprehensive income of equity affiliates, net amount	218	(274)
Other	3	7
Tax effect	(348)	156
Items potentially reclassifiable to profit and loss	3,746	(7,469)
Total other comprehensive income (net amount)	1,170	1,282

Comprehensive income	12,577	7,949
- TotalEnergies share	12,415	7,759
- Non-controlling interests	162	190

CONSOLIDATED BALANCE SHEET

TotalEnergies

	June 30,	March 31,	December 31,	June 30,
	2026	2026	2025	2025
(M$)	(unaudited)	(unaudited)		(unaudited)

ASSETS

Non-current assets
Intangible assets, net	35,631	36,387	37,345	36,687
Property, plant and equipment, net	117,889	116,240	114,694	116,153
Equity affiliates : investments and loans	44,663	39,123	38,090	36,657
Other investments	2,099	2,097	1,914	2,176
Non-current financial assets	2,702	2,877	3,270	2,691
Deferred income taxes	2,939	2,986	3,358	3,550
Other non-current assets	2,573	2,640	2,915	4,057
Total non-current assets	208,496	202,350	201,586	201,971

Current assets
Inventories, net	21,373	23,932	16,663	17,275
Accounts receivables, net	21,184	22,977	18,559	21,254
Other current assets	28,976	33,877	20,437	24,160
Current financial assets	4,039	4,173	3,332	5,183
Cash and cash equivalents	27,678	25,693	26,202	20,424
Assets classified as held for sale	2,015	1,560	4,276	2,550
Total current assets	105,265	112,212	89,469	90,846
Total assets	313,761	314,562	291,055	292,817

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	7,280	7,007	7,059	7,262
Paid-in surplus and retained earnings	139,898	133,317	125,860	128,103
Currency translation adjustment	(14,146)	(13,900)	(14,033)	(13,564)
Treasury shares	(4,624)	(3,883)	(4,003)	(5,159)
Total shareholders’ equity - TotalEnergies share	128,408	122,541	114,883	116,642
Non-controlling interests	2,545	2,696	2,640	2,360
Total shareholders’ equity	130,953	125,237	117,523	119,002

Non-current liabilities
Deferred income taxes	13,347	12,990	12,634	12,729
Employee benefits	1,996	1,974	2,018	1,974
Provisions and other non-current liabilities	18,734	18,693	17,322	20,312
Non-current financial debt	49,525	51,426	48,995	47,584
Total non-current liabilities	83,602	85,083	80,969	82,599

Current liabilities
Accounts payable	41,438	42,693	38,065	39,288
Other creditors and accrued liabilities	43,108	47,512	36,344	34,672
Current borrowings	13,183	12,582	12,038	14,637
Other current financial liabilities	209	243	388	861
Liabilities directly associated with the assets classified as held for sale	1,268	1,212	5,728	1,758
Total current liabilities	99,206	104,242	92,563	91,216
Total liabilities & shareholders’ equity	313,761	314,562	291,055	292,817

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

(unaudited)

	2nd quarter	1st quarter	2nd quarter
(M$)	2026	2026	2025

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	5,475	5,932	2,746
Depreciation, depletion, amortization and impairment	3,097	4,149	3,360
Non-current liabilities, valuation allowances and deferred taxes	599	591	127
(Gains) losses on disposals of assets	(266)	(320)	(335)
Undistributed affiliates’ equity earnings	(65)	(187)	(102)
(Increase) decrease in working capital	1,663	(6,968)	49
Other changes, net	355	164	115
Cash flow from operating activities	10,858	3,361	5,960

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(4,232)	(4,621)	(4,766)
Acquisitions of subsidiaries, net of cash acquired	(6)	(79)	(1,627)
Investments in equity affiliates and other securities	(561)	(221)	(419)
Increase in non-current loans	(452)	(301)	(425)
Total expenditures	(5,251)	(5,222)	(7,237)
Proceeds from disposals of intangible assets and property, plant and equipment	500	181	69
Proceeds from disposals of subsidiaries, net of cash sold	135	397	154
Proceeds from disposals of non-current investments	266	7	15
Repayment of non-current loans	1,074	325	310
Total divestments	1,975	910	548
Cash flow used in investing activities	(3,276)	(4,312)	(6,689)

CASH FLOW FROM FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	363	-	492
- Treasury shares	(1,511)	(775)	(1,707)
Dividends paid:
- Parent company shareholders	(2,094)	(2,123)	(1,894)
- Non-controlling interests	(166)	(9)	(173)
Net issuance (repayment) of perpetual subordinated notes	-	1,751	-
Payments on perpetual subordinated notes	(40)	(154)	(27)
Other transactions with non-controlling interests	(37)	(16)	(31)
Net issuance (repayment) of non-current debt	84	3,584	257
Increase (decrease) in current borrowings	(1,994)	(1,283)	(356)
Increase (decrease) in current financial assets and liabilities	127	(469)	1,287
Cash flow / (used in) financing activities	(5,268)	506	(2,152)
Net increase (decrease) in cash and cash equivalents	2,314	(445)	(2,881)
Effect of exchange rates	(329)	(64)	468
Cash and cash equivalents at the beginning of the period	25,693	26,202	22,837
Cash and cash equivalents at the end of the period	27,678	25,693	20,424

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

(unaudited)

	1st half	1st half
(M$)	2026	2025

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	11,407	6,667
Depreciation, depletion, amortization and impairment	7,246	6,446
Non-current liabilities, valuation allowances and deferred taxes	1,190	336
(Gains) losses on disposals of assets	(586)	(310)
Undistributed affiliates’ equity earnings	(252)	(525)
(Increase) decrease in working capital	(5,305)	(4,183)
Other changes, net	519	92
Cash flow from operating activities	14,219	8,523

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(8,853)	(8,988)
Acquisitions of subsidiaries, net of cash acquired	(85)	(1,859)
Investments in equity affiliates and other securities	(782)	(730)
Increase in non-current loans	(753)	(993)
Total expenditures	(10,473)	(12,570)
Proceeds from disposals of intangible assets and property, plant and equipment	681	370
Proceeds from disposals of subsidiaries, net of cash sold	532	271
Proceeds from disposals of non-current investments	273	16
Repayment of non-current loans	1,399	419
Total divestments	2,885	1,076
Cash flow used in investing activities	(7,588)	(11,494)

CASH FLOW FROM FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	363	492
- Treasury shares	(2,286)	(3,859)
Dividends paid:
- Parent company shareholders	(4,217)	(3,745)
- Non-controlling interests	(175)	(312)
Net issuance (repayment) of perpetual subordinated notes	1,751	(1,139)
Payments on perpetual subordinated notes	(194)	(155)
Other transactions with non-controlling interests	(53)	(51)
Net issuance (repayment) of non-current debt	3,668	3,688
Increase (decrease) in current borrowings	(3,277)	(206)
Increase (decrease) in current financial assets and liabilities	(342)	2,005
Cash flow / (used in) financing activities	(4,762)	(3,282)
Net increase (decrease) in cash and cash equivalents	1,869	(6,253)
Effect of exchange rates	(393)	833
Cash and cash equivalents at the beginning of the period	26,202	25,844
Cash and cash equivalents at the end of the period	27,678	20,424

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TotalEnergies

(unaudited)

			Paid-in				Shareholders’
			surplus and	Currency			equity -	Non-	Total
	Common shares issued		retained	translation	Treasury shares		TotalEnergies	controlling	shareholders’
(M$)	Number	Amount	earnings	adjustment	Number	Amount	Share	interests	equity
As of January 1, 2025	2,397,679,661	7,577	135,496	(15,259)	(149,529,818)	(9,956)	117,858	2,397	120,255
Net income of the first half 2025	-	-	6,538	-	-	-	6,538	129	6,667
Other comprehensive income	-	-	(474)	1,695	-	-	1,221	61	1,282
Comprehensive income	-	-	6,064	1,695	-	-	7,759	190	7,949
Dividend	-	-	(4,072)	-	-	-	(4,072)	(178)	(4,250)
Issuance of common shares	11,149,053	30	462	-	-	-	492	-	492
Purchase of treasury shares	-	-	-	-	(62,261,210)	(4,239)	(4,239)	-	(4,239)
Sale of treasury shares(a)	-	-	(414)	-	6,214,595	414	-	-	-
Share-based payments	-	-	340	-	-	-	340	-	340
Share cancellation	(127,622,460)	(345)	(8,397)	-	127,622,460	8,622	(120)	-	(120)
Net issuance (repayment) of perpetual subordinated notes	-	-	(1,219)	-	-	-	(1,219)	-	(1,219)
Payments on perpetual subordinated notes	-	-	(156)	-	-	-	(156)	-	(156)
Other operations with non-controlling interests	-	-	-	-	-	-	-	(51)	(51)
Other items	-	-	(1)	-	-	-	(1)	2	1
As of June 30, 2025	2,281,206,254	7,262	128,103	(13,564)	(77,953,973)	(5,159)	116,642	2,360	119,002
Net income of the second half 2025	-	-	6,589	-	-	-	6,589	101	6,690
Other comprehensive income	-	-	(523)	(469)	-	-	(992)	16	(976)
Comprehensive income	-	-	6,066	(469)	-	-	5,597	117	5,714
Dividend	-	-	(4,063)	-	-	-	(4,063)	(170)	(4,233)
Issuance of common shares	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	-	-	(60,376,084)	(3,287)	(3,287)	-	(3,287)
Sale of treasury shares(a)	-	-	-	-	6,817	-	-	-	-
Share-based payments	-	-	245	-	-	-	245	-	245
Share cancellation	(74,620,711)	(203)	(4,307)	-	74,620,711	4,442	(68)	-	(68)
Net issuance (repayment) of perpetual subordinated notes	-	-	-	-	-	-	-	-	-
Payments on perpetual subordinated notes	-	-	(164)	-	-	-	(164)	-	(164)
Other operations with non-controlling interests	-	-	(1)	-	-	-	(1)	337	336
Other items	-	-	(19)	-	-	1	(18)	(4)	(22)
As of December 31, 2025	2,206,585,543	7,059	125,860	(14,033)	(63,702,529)	(4,003)	114,883	2,640	117,523
Net income of the first half 2026	-	-	11,248	-	-	-	11,248	159	11,407
Other comprehensive income	-	-	1,280	(113)	-	-	1,167	3	1,170
Comprehensive income	-	-	12,528	(113)	-	-	12,415	162	12,577
Dividend	-	-	(4,531)	-	-	-	(4,531)	(175)	(4,706)
Issuance of common shares	100,985,040	295	6,092	-	-	-	6,387	-	6,387
Purchase of treasury shares	-	-	-	-	(26,319,030)	(2,654)	(2,654)	-	(2,654)
Sale of treasury shares(a)	-	-	(426)	-	6,639,644	426	-	-	-
Share-based payments	-	-	372	-	-	-	372	-	372
Share cancellation	(25,913,869)	(74)	(1,564)	-	25,913,869	1,607	(31)	-	(31)
Net issuance (repayment) of perpetual subordinated notes	-	-	1,751	-	-	-	1,751	-	1,751
Payments on perpetual subordinated notes	-	-	(184)	-	-	-	(184)	-	(184)
Other operations with non-controlling interests	-	-	-	-	-	-	-	(53)	(53)
Other items	-	-	-	-	-	-	-	(29)	(29)
As of June 30, 2026	2,281,656,714	7,280	139,898	(14,146)	(57,468,046)	(4,624)	128,408	2,545	130,953

(a)Treasury shares related to the performance share grants.

TotalEnergies

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST JUNE 30, 2026

(unaudited)

1) Basis of preparation of the consolidated financial statements

The condensed consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB).

The condensed consolidated financial statements of TotalEnergies SE and its subsidiaries (the Company) as of June 30, 2026, are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

The accounting principles applied for the condensed consolidated financial statements at June 30, 2026, are consistent with those used for the financial statements at December 31, 2025.

The preparation of financial statements in accordance with IFRS for the closing as of June 30, 2026 requires the General Management to make estimates, assumptions and judgments that affect the information reported in the Consolidated Financial Statements and the Notes thereto.

These estimates, assumptions and judgments are based on historical experience and other factors believed to be reasonable at the date of preparation of the financial statements. They are reviewed on an on-going basis by General Management and therefore could be revised as circumstances change or as a result of new information.

The main estimates, judgments and assumptions relate to the estimation of hydrocarbon reserves in application of the successful efforts method for the oil and gas activities, asset impairments, employee benefits, asset retirement obligations and income taxes. These estimates and assumptions are described in the Notes to the Consolidated Financial Statements as of December 31, 2025.

Different estimates, assumptions and judgments could significantly affect the information reported, and actual results may differ from the amounts included in the Consolidated Financial Statements and the Notes thereto.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the General Management of the Company applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation, relevance and materiality.

Significant accounting principles applicable in the future

The application of the standards or interpretations published respectively by the International Accounting Standards Board (IASB) and the International Financial Reporting Standards Interpretations Committee (IFRS IC) which were not yet in effect is expected to have a non material impact. Note that IFRS 18, published in April 2024 and applicable from January 1, 2027, will modify the presentation of the consolidated statement of income and the consolidated statement of cash flow.

2) Changes in the Company structure

2.1) Main acquisitions and divestments

➢	Exploration & Production

On March 30, 2026, TotalEnergies has completed the merger between NEO NEXT and TotalEnergies' UK Upstream Oil & Gas business.

The combined group is renamed NEO NEXT+ and is owned by TotalEnergies (47.5%), HitechVision (28.875%) and Repsol UK (23.625%) exercising joint control. Further to this transaction, NEO NEXT+ becomes the largest independent Oil and Gas producer on the UK Continental Shelf.

As of June 30, 2026, TotalEnergies' interest is accounted for using the equity method.

➢	Integrated Power

On April 29, 2026, TotalEnergies has completed the acquisition agreed on November 16, 2025 of 50% of EPH’s flexible power generation platform in Western Europe. This transaction leads to the creation of TTEP, the 2nd largest flexgen player in Europe, which owns and operates, through its subsidiaries, flexible natural gas and biomass-based power plants and BESS assets across Italy, the United Kingdom, Ireland, the Netherlands and France, for a total capacity of 14 GW installed or in construction.

Pursuant to the powers delegated to it by the Shareholders’ Meeting of May 24, 2024, the TotalEnergies SE Board of Directors has approved the issuance of 95.4 million shares to EPH, representing approximately 4.2% of TotalEnergies’ share capital, for a total amount of €5,147.5 million, comprising €238.6 million of share capital and €4,908.9 million of share premium, based on an issue price of €53.94 per share.

As of June 30, 2026, TotalEnergies' interest in TTEP is accounted for using the equity method.

2.2) Major business combinations

TotalEnergies did not complete any significant business combination during the first six months of 2026.

2.3) Major divestment projects

➢	Exploration & Production

On July 17, 2024, TotalEnergies announced that its subsidiary TotalEnergies EP Nigeria had signed a sale and purchase agreement (SPA) with Chappal Energies for the sale of its 10% interest in the Renaissance JV (formerly “SPDC JV”) licenses in Nigeria, for which the conditions precedent to closing could not be met. On January 13, 2026, TotalEnergies EP Nigeria signed a new sale agreement with Vaaris.

As of June 30, 2026, the assets and liabilities are respectively classified in the consolidated balance sheet as “Assets classified as held for sale” for an amount of $1,471 million and “Liabilities classified as held for sale” for an amount of $1,109 million. These assets mainly include tangible assets.

3) Business segment information

Description of the business segments

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of TotalEnergies, namely the Executive Committee.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices for transactions between business segments approximate market prices.

The reporting structure for the business segments’ financial information is based on the following five business segments:

-	An Exploration & Production segment that encompasses the activities of exploration and production of oil and natural gas, as well as carbon storage activities, conducted in about 50 countries;
-

An Integrated LNG segment covering the integrated gas chain (including upstream and midstream LNG activities), biogas and synthetic methane activities, gas trading, as well as, from January 1, 2026, the LNG bunkering activity previously reported within the Marketing & Services segment;

-	An Integrated Power segment covering generation, storage, electricity trading and B2B-B2C distribution of gas and electricity;
-

A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil supply, trading and marine shipping, as well as hydrogen activities;

-	A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products.

In addition the Corporate segment includes holdings operating and financial activities.

Definition of the indicators

Adjusted Net Operating Income

TotalEnergies measures performance at the segment level on the basis of adjusted net operating income. Adjusted net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than mineral interest, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above, excluding the effect of the adjustments describe below.

The income and expenses not included in net operating income adjusted that are included in net income TotalEnergies share are interest expenses related to net financial debt, after applicable income taxes (net cost of net debt), non-controlling interests, and the adjusted items.

Adjustment items include:

a)	Special items

Due to their unusual nature or particular significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur in following years.

b)	The inventory valuation effect

In accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-in, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors.

In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and the replacement cost method.

c)	Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect.

Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

3.1) Information by business segment

1st half 2026	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	2,949	4,810	9,287	52,972	45,911	5	-	115,934
Intersegment sales	18,224	5,068	2,238	19,273	379	74	(45,256)	-
Excise taxes	-	-	-	(331)	(8,990)	-	-	(9,321)
Revenues from sales	21,173	9,878	11,525	71,914	37,300	79	(45,256)	106,613
Operating expenses	(6,918)	(7,621)	(10,815)	(66,476)	(35,458)	(564)	45,256	(82,596)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,885)	(834)	(237)	(807)	(463)	(55)	-	(6,281)
Net income (loss) from equity affiliates and other items	678	1,220	(511)	429	(34)	(28)	-	1,754
Tax on net operating income	(4,996)	(483)	(89)	(955)	(430)	(87)	-	(7,040)
Adjustments (a)	245	35	(1,205)	706	153	(71)	-	(137)
Adjusted net operating income	5,807	2,125	1,078	3,399	762	(584)	-	12,587
Adjustments (a)								(137)
Net cost of net debt								(1,043)
Non-controlling interests								(159)
Net income - TotalEnergies share								11,248

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the net operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the net operating income of Integrated Power segment.

1st half 2026	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	5,142	1,523	2,320	1,001	349	138	-	10,473
Total divestments	922	115	1,574	43	230	1	-	2,885
Cash flow from operating activities	8,515	1,017	(384)	5,129	1,617	(1,675)	-	14,219

1st half 2025	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	2,938	5,674	9,925	44,386	38,945	13	-	101,881
Intersegment sales	17,589	5,121	1,385	13,817	333	57	(38,302)	-
Excise taxes	-	-	-	(366)	(8,940)	-	-	(9,306)
Revenues from sales	20,527	10,795	11,310	57,837	30,338	70	(38,302)	92,575
Operating expenses	(8,377)	(8,588)	(10,664)	(56,643)	(29,125)	(494)	38,302	(75,589)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,928)	(788)	(183)	(859)	(441)	(57)	-	(6,256)
Net income (loss) from equity affiliates and other items	191	1,143	384	(50)	103	(71)	-	1,700
Tax on net operating income	(4,121)	(441)	(100)	(95)	(266)	131	-	(4,892)
Adjustments (a)	(133)	(214)	(333)	(500)	(43)	(45)	-	(1,268)
Adjusted net operating income	4,425	2,335	1,080	690	652	(376)	-	8,806
Adjustments (a)								(1,268)
Net cost of net debt								(871)
Non-controlling interests								(129)
Net income - TotalEnergies share								6,538

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the net operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the net operating income of Integrated Power segment.

1st half 2025	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	6,233	1,779	3,439	593	406	120	-	12,570
Total divestments	438	35	405	48	135	15	-	1,076
Cash flow from operating activities	6,941	2,282	400	(1,096)	1,196	(1,200)	-	8,523

2nd quarter 2026	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	1,830	1,880	3,846	28,792	25,422	1	-	61,771
Intersegment sales	9,221	2,258	1,511	11,058	260	41	(24,349)	-
Excise taxes	-	-	-	(164)	(4,510)	-	-	(4,674)
Revenues from sales	11,051	4,138	5,357	39,686	21,172	42	(24,349)	57,097
Operating expenses	(3,629)	(3,469)	(5,105)	(37,806)	(20,465)	(316)	24,349	(46,441)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,920)	(413)	(74)	(404)	(233)	(31)	-	(3,075)
Net income (loss) from equity affiliates and other items	292	767	302	204	86	(31)	-	1,620
Tax on net operating income	(2,570)	(167)	(36)	(259)	(183)	12	-	(3,203)
Adjustments (a)	(7)	49	(89)	(379)	(123)	(48)	-	(597)
Adjusted net operating income	3,231	807	533	1,800	500	(276)	-	6,595
Adjustments (a)								(597)
Net cost of net debt								(523)
Non-controlling interests								(37)
Net income - TotalEnergies share								5,438

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the net operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the net operating income of Integrated Power segment.

2nd quarter 2026	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	2,282	874	1,419	385	197	94	-	5,251
Total divestments	460	(36)	1,356	20	178	(3)	-	1,975
Cash flow from operating activities	5,546	2,137	(239)	3,565	549	(700)	-	10,858

2nd quarter 2025	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	1,369	2,586	3,958	21,759	19,944	11	-	49,627
Intersegment sales	8,862	1,869	701	7,006	177	32	(18,647)	-
Excise taxes	-	-	-	(254)	(4,697)	-	-	(4,951)
Revenues from sales	10,231	4,455	4,659	28,511	15,424	43	(18,647)	44,676
Operating expenses	(4,577)	(3,632)	(4,479)	(27,995)	(14,751)	(302)	18,647	(37,089)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,978)	(397)	(108)	(520)	(224)	(31)	-	(3,258)
Net income (loss) from equity affiliates and other items	58	578	340	(42)	113	(35)	-	1,012
Tax on net operating income	(1,793)	(166)	(27)	(12)	(168)	57	-	(2,109)
Adjustments (a)	(33)	(203)	(189)	(447)	(18)	(23)	-	(913)
Adjusted net operating income	1,974	1,041	574	389	412	(245)	-	4,145
Adjustments (a)								(913)
Net cost of net debt								(486)
Non-controlling interests								(59)
Net income - TotalEnergies share								2,687

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the net operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the net operating income of Integrated Power segment.

2nd quarter 2025	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	3,186	877	2,503	351	234	86	-	7,237
Total divestments	80	25	347	42	38	16	-	548
Cash flow from operating activities	3,675	539	799	887	628	(568)	-	5,960

3.2) Adjustment items

The main adjustment items for the first six months of 2026 are the following:

1)	An “Inventory valuation effect” amounting to $1,253 million in net operating income for the Refining & Chemicals and Marketing & Services segments;
2)	An “Effect of changes in fair value” amounting to $(91) million in net operating income for the Integrated LNG and Integrated Power segments;
3)

"Asset impairment and provisions charges" of $(1,148) million in net operating income notably linked to the agreements with US federal authorities related to offshore wind leases and to the strategic review of the renewables portfolio outside key focus markets;

4)	“Gains on disposals of assets" for an amount of $235 million in net operating income mainly related to the creation of NEO NEXT+ in the UK.

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO NET OPERATING INCOME

		Exploration			Refining	Marketing
		&	Integrated	Integrated	&	&
(M$)		Production	LNG	Power	Chemicals	Services	Corporate	Total
2nd quarter 2026	Inventory valuation effect	-	–	–	(215)	(83)	–	(298)
	Effect of changes in fair value	-	49	(80)	–	–	–	(31)
	Restructuring charges	(7)	–	–	–	(23)	–	(30)
	Asset impairment and provisions charges	-	–	–	–	–	–	–
	Gains (losses) on disposals of assets	-	–	–	–	(17)	–	(17)
	Other items	-	–	(9)	(164)	–	(48)	(221)
Total		(7)	49	(89)	(379)	(123)	(48)	(597)
2nd quarter 2025	Inventory valuation effect	-	–	–	(251)	(18)	–	(269)
	Effect of changes in fair value	-	(107)	(176)	–	–	–	(283)
	Restructuring charges	-	–	–	–	–	–	–
	Asset impairment and provisions charges	-	–	(13)	(196)	–	–	(209)
	Gains (losses) on disposals of assets	-	–	–	–	–	–	–
	Other items	(33)	(96)	–	–	–	(23)	(152)
Total		(33)	(203)	(189)	(447)	(18)	(23)	(913)
1st semester 2026	Inventory valuation effect	-	–	–	959	294	–	1,253
	Effect of changes in fair value	-	42	(133)	–	–	–	(91)
	Restructuring charges	(7)	–	(6)	(16)	(23)	–	(52)
	Asset impairment and provisions charges	-	–	(1,057)	(6)	(85)	–	(1,148)
	Gains (losses) on disposals of assets	252	–	–	–	(17)	–	235
	Other items	-	(7)	(9)	(231)	(16)	(71)	(334)
Total		245	35	(1,205)	706	153	(71)	(137)
1st semester 2025	Inventory valuation effect	-	–	–	(304)	(43)	–	(347)
	Effect of changes in fair value	-	(118)	(320)	–	–	–	(438)
	Restructuring charges	-	–	–	–	–	–	–
	Asset impairment and provisions charges	-	–	(13)	(196)	–	–	(209)
	Gains (losses) on disposals of assets	-	–	–	–	–	–	–
	Other items	(133)	(96)	–	–	–	(45)	(274)
Total		(133)	(214)	(333)	(500)	(43)	(45)	(1,268)

4) Shareholders’ equity

Treasury shares (TotalEnergies shares held directly by TotalEnergies SE)

	December 31, 2025	June 30, 2026
Number of treasury shares	63,702,529	57,468,046
Percentage of share capital	2.89%	2.52%

Following the authorization of the Extraordinary Shareholder’s Meeting held on May 25, 2022, the Board of Directors decided to cancel :

At its meeting on February 10, 2026, with effect on February 13, 2026, 18,185,068 treasury shares bought back between July 1st, 2025 and August 19, 2025;

At its meeting on April 28, 2026, with effect on April 30, 2026, 7,728,801 treasury shares bought back between August 20, 2025 and September 8, 2025.

Dividend

The Shareholders’ Meeting of May 29, 2026 approved the distribution of an ordinary dividend at €3.40 per share. The final dividend for fiscal year 2025 was paid according to the following timetable :

Dividend 2025	First interim	Second interim	Third interim	Final
EUR Amount (Euronext share)	0.85€	0.85€	0.85€	0.85€
USD Amount (NYSE share)	-	0.987785$	1.00164$	0.97002$
Set date	April 29, 2025	July 23, 2025	October 29, 2025	May 29, 2026
Ex-dividend date Euronext and NYSE (starting 2nd interim)	October 1, 2025	December 31, 2025	March 31, 2026	June 30, 2026
Payment date Euronext	October 3, 2025	January 5, 2026	April 2, 2026	July 2, 2026
Payment date NYSE	-	January 23, 2026	April 23, 2026	July 22, 2026

The Board of Directors, at its meeting on April 28, 2026, set the first interim dividend for the fiscal year 2026 at €0.90 per share. The ex-dividend date of this interim dividend will be September 30, 2026 and it will be paid in cash on October 2, 2026 for shares listed on Euronext and on October 21, 2026 for shares listed on the NYSE.

Furthermore, the Board of Directors, at its meeting on July 22, 2026, set the second interim dividend for the fiscal year 2026 at €0.90 per share, i.e. an amount equal to the aforementioned first interim dividend. The ex-dividend date of this interim dividend will be December 31, 2026 and it will be paid in cash on January 5, 2027 for shares listed on Euronext and on January 22, 2027 for shares listed on the NYSE.

Dividend 2026	First interim	Second interim
EUR Amount (Euronext share)	0.90€	0.90€
USD Amount (NYSE share)	Set on October 14, 2026	Set on January 14, 2027
Set date	April 28, 2026	July 22, 2026
Ex-dividend date Euronext and NYSE	September 30, 2026	December 31, 2026
Payment date Euronext	October 2, 2026	January 5, 2027
Payment date NYSE	October 21, 2026	January 22, 2027

Earnings per share in Euro

Earnings per share in Euro, calculated from the earnings per share in U.S. dollars converted at the average Euro/USD exchange rate for the period, amounted to €2.09 per share for the 2nd quarter 2026 (€2.29 per share for the 1st quarter 2026 and €1.03 per share for the 2nd quarter 2025). Diluted earnings per share calculated using the same method amounted to €2.08 per share for the 2nd quarter 2026 (€2.26 per share for the 1st quarter 2026 and €1.01 per share for the 2nd quarter 2025).

Earnings per share are calculated after remuneration of perpetual subordinated notes.

Perpetual subordinated notes

On February 26, 2026, TotalEnergies SE issued perpetual subordinated notes:

€1,500 million perpetual subordinated notes with a 3.79% coupon, callable from February 2031.

TotalEnergies SE has not redeemed perpetual subordinated notes during the first semester of 2026.

Other comprehensive income

Detail of other comprehensive income is presented in the table below:

(M$)	1st half 2026	1st half 2025
Actuarial gains and losses	22	16

Change in fair value of investments in equity instruments	83	64

Tax effect	(32)	(19)
Currency translation adjustment generated by the parent company	(2,649)	8,690
Sub-total items not potentially reclassifiable to profit and loss	(2,576)	8,751

Currency translation adjustment	2,477	(6,709)
- unrealized gain/(loss) of the period	1,938	(6,708)
- less gain/(loss) included in net income	(539)	1

Cash flow hedge	1,391	(668)
- unrealized gain/(loss) of the period	1,327	(1,000)
- less gain/(loss) included in net income	(64)	(332)

Variation of foreign currency basis spread	5	19
- unrealized gain/(loss) of the period	1	12
- less gain/(loss) included in net income	(4)	(7)

Share of other comprehensive income of equity affiliates, net amount	218	(274)
- unrealized gain/(loss) of the period	215	(268)
- less gain/(loss) included in net income	(3)	6

Other	3	7

Tax effect	(348)	156
Sub-total items potentially reclassifiable to profit and loss	3,746	(7,469)
Total other comprehensive income (net amount)	1,170	1,282

Tax effects relating to each component of other comprehensive income are as follows:

	1st half 2026			1st half 2025
	Pre-tax			Pre-tax
(M$)	amount	Tax effect	Net amount	amount	Tax effect	Net amount
Actuarial gains and losses	22	(7)	15	16	(5)	11
Change in fair value of investments in equity instruments	83	(25)	58	64	(14)	50
Currency translation adjustment generated by the parent company	(2,649)	-	(2,649)	8,690	-	8,690
Sub-total items not potentially reclassifiable to profit and loss	(2,544)	(32)	(2,576)	8,770	(19)	8,751
Currency translation adjustment	2,477	-	2,477	(6,709)	-	(6,709)
Cash flow hedge	1,391	(347)	1,044	(668)	163	(505)

Variation of foreign currency basis spread	5	(1)	4	19	(7)	12
Share of other comprehensive income of equity affiliates, net amount	218	-	218	(274)	-	(274)
Other	3	-	3	7	-	7
Sub-total items potentially reclassifiable to profit and loss	4,094	(348)	3,746	(7,625)	156	(7,469)
Total other comprehensive income	1,550	(380)	1,170	1,145	137	1,282

5) Financial debt

The Company has issued senior bonds across three tranches in the U.S. markets in January 2026:

-$1,500 million at 4.248% issued by TotalEnergies Capital USA and maturing in January 2031;

-$1,250 million at 4.569% issued by TotalEnergies Capital USA and maturing in January 2033;

-$750 million at 4.857% issued by TotalEnergies Capital USA and maturing in January 2036.

The Company has redeemed one senior bond during the first six months of 2026:

-	€1,100 million at 2.50% bond issued by TotalEnergies Capital International in 2014 and maturing in March 2026.

6) Related parties

The related parties are mainly equity affiliates and non-consolidated investments.

There were no major changes concerning transactions with related parties during the first six months of 2026.

7) Other risks and contingent liabilities

TotalEnergies is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the TotalEnergies company, other than those mentioned below.

Middle East: Situation of the Company

Since the start of the crisis in the Middle East on February 28, 2026, TotalEnergies is fully mobilized to monitor closely developments in the situation in order to implement appropriate measures.

Consequences of the conflict for TotalEnergies to date

-	As of end of March, the production shut down in Qatar, Iraq and UAE offshore, represented approximately 15% of the total oil and gas production of the Company.
-	During the second quarter of 2026, the conflict in the Middle East impacted the production of the Company by an average of 210 kboe/d.
-	The impact of the conflict in the Middle East is estimated between 5% and 10% of the Company's total production, due to the ramp-up and gradual restart of production in the region. However, the situation remains very volatile, and the level of production land effective lifting remains conditional on the ability to export through the Strait of Hormuz.
-	Following incidents that affected the SATORP[1] refinery in early April, the refinery restarted at half capacity one week later. Early May, it reached 70% of its nominal capacity and should return to its nominal capacity at the end of the third quarter of 2026.
-	With the exception of the SATORP refinery, the Company’s assets were not damaged during the conflict.

The assessment of the impacts of the conflict on the Company's operations did not identify any impairment indicators as at the end of June 2026.

Yemen

In Yemen, the deterioration of security conditions in the vicinity of the Balhaf site caused the company Yemen LNG, in which the TotalEnergies company holds a stake of 39.62%, to stop its commercial production and export of LNG and to declare force majeure to its various stakeholders in 2015. The plant has been put in preservation mode.

Legal and arbitration proceedings

-	Disputes relating to Climate

In France, TotalEnergies SE was summoned in January 2020 before Nanterre’s Civil Court of Justice by certain associations and local communities in order to oblige the Company to complete its Vigilance Plan, by identifying in detail risks relating to a global warming above 1.5 °C, as well as indicating the expected amount of future greenhouse gas emissions related to the Company's activities and its product utilization by third parties and in order to obtain an injunction ordering the Corporation to cease exploration and exploitation of new oil or gas fields, to reduce its oil and gas production by 2030 and 2050, and to reduce its net direct and indirect CO2 emissions by 40% in 2040 compared with 2019. This action was declared inadmissible on July 6, 2023, by the Paris Civil Court of Justice to which the case was transferred following a new procedural law. Following the appeal filed by the claimants, the Paris Court of Appeal, in a judgment of June 18, 2024, considered the action initiated admissible in particular on the basis of the law on the duty of vigilance transferring the case for trial on the merits before the Paris Civil Court of Justice, while striking out 17 of the 22 applicants as well as declining to awards any provisional measures.

In its judgement of 25 June 2026, the Paris Judicial Court did not uphold the claims seeking to prohibit TotalEnergies from developing or undertaking new oil and gas projects or to require it to reduce its oil and gas production; the Court confirmed that the duty of vigilance “law is not intended to hold the companies concerned responsible for the risks related to climate change resulting from all human activity on the planet since the Industrial Revolution”. The Court also held that it is not for the Court to dictate targets or specific measures that would be binding on TotalEnergies.

1 Platform jointly owned by Aramco (62.5%) and TotalEnergies (37.5%).

However, the Court did not follow the opinion of the Public Prosecutor’s Office — according to which the scope of the Duty of vigilance law does not extend to climate change — and held that a company’s vigilance plan should address climate-related risks. Finding that greenhouse gas emissions from its operations (Scopes 1 and 2) are already effectively incorporated into its vigilance plan, the Court ordered TotalEnergies to include emissions from its customers (Scope 3) and to update its vigilance plan accordingly within six months from service of the judgment. Upon expiry of that period, the proceedings are expected to resume before the Court so that it may rule on the review of the supplemented vigilance plan and on claims in respect of which it had stayed its decision. TotalEnergies SE has decided that it will appeal this judgment before the Paris Court of Appeal.

Proceedings against the Company, involving similar injunctive relief claims, were initiated in March 2024 before the Tournai Enterprise Court in Belgium. In a judgment dated 18 March 2026, the Court held that it had jurisdiction on the grounds that the damage alleged by the claimant was said to have materialised in Belgium, but decided to stay the proceedings pending the above-mentioned 25 June 2026 decision of the Paris Judicial Court. TotalEnergies has appealed that judgment before the Mons Court of Appeal.

Some associations in France brought civil and criminal actions against TotalEnergies SE, with the purpose of proving that since May 2021 – after the change of name of TotalEnergies – the Corporation’s corporate communication and its publicity campaign contain environmental claims that are either false or misleading for the consumer. By decision dated 23 October 2025, the Paris Judicial Court ruled that the Corporation’s institutional communication of an informational nature did not fall under the Consumer Code or the scope of misleading commercial practices. The claims concerning the communication campaign related to its name change in 2021, as well as those targeting its institutional communication on the role of natural gas and biofuels in the energy transition, were all dismissed. No “advertising” by TotalEnergies' subsidiaries in France was condemned by the court. However, the court requested the removal of three paragraphs relating to carbon neutrality ambitions from the website of its commercial subsidiary TotalEnergies Electricité et Gaz France intended for customers. Neither party appealed this civil ruling, which has become final.

In France, on July 4, 2023, nine shareholders (two companies and 7 individuals holding a small number of the Corporation’s shares) brought an action against the Corporation before the Nanterre Commercial Court, seeking notably the annulment of resolution no. 3 passed by the Corporation’s Annual Shareholders’ Meeting on May 26, 2023, recording the results for fiscal year 2022 and setting the amount of the dividend to be distributed for fiscal year 2022. The plaintiffs essentially allege an insufficient provision for impairment of TotalEnergies’ assets in the financial statements for the fiscal year 2022, due to the insufficient consideration of future risks and costs related to the consequences of greenhouse gas emissions emitted by its customers (scope 3) and carbon cost assumptions presented as too low. On 25 September 2025, during the preliminary procedural phase of the proceedings, the claimants’ principal claim was dismissed for lack of standing. The appeal lodged by the claimants against that judgment was declared inadmissible on 15 April 2026.

In the United States, the Corporation and several of its US subsidiaries of were summoned, amongst many other companies and professional associations, in several "climate litigation" cases, seeking to establish legal liability for past greenhouse gas emissions, and to compensate plaintiff public authorities, in particular for resulting adaptation costs. The Company considers that the courts lack jurisdiction, that it has many arguments to put forward, and considers also that the past and present behavior of the Company does not constitute a fault susceptible to give rise to liability.

-Mozambique

In France, victims and heirs of deceased persons filed a complaint against TotalEnergies SE in October 2023 with the Nanterre Prosecutor, following the events perpetrated by terrorists in the city of Palma in March 2021. This complaint would allege that the Corporation is liable for “unvoluntary manslaughter” and “failure to assist people in danger”. The Corporation considers these accusations as unfounded in both law and fact2.

-Kazakhstan

On April 1st, 2024, the Republic of Kazakhstan filed a Statement of Claims in the context of an arbitration involving TotalEnergies EP Kazakhstan and its partners under the production sharing contract related to the North Caspian Sea. TotalEnergies EP Kazakhstan and its partners consider this action to be unfounded. Therefore, it is not possible at this date to reliably assess the potential consequences of this claim, particularly financial ones, nor the date of their implementation.

2 Refer to the press release published by the Company on October 11, 2023 contesting the accusations.

8) Subsequent events

There are no post-balance sheet events that could have a material impact on the Company’s financial statements.